UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2021

KITE REALTY GROUP TRUST

KITE REALTY GROUP, L.P.

(Exact name of registrant as specified in its charter)

Maryland	1-32268	11-3715772
Delaware	333-20266-01	20-1453863
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

30 S. Meridian Street

Suite 1100

Indianapolis, IN 46204

(Address of principal executive offices) (Zip Code)

(317) 577-5600

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Shares, $0.01 par value per share	KRG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

On July 18, 2021, Kite Realty Group Trust, a Maryland real estate investment trust (“Kite”), KRG Oak, LLC, a Maryland limited liability company and wholly-owned subsidiary of Kite (“Merger Sub”), and Retail Properties of America, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes (“RPAI”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, RPAI will merge with and into Merger Sub, with Merger Sub surviving the merger (the “Merger”). Immediately following closing of the Merger, Merger Sub will merge with and into Kite Realty Group, L.P., the operating partnership of Kite (the “Operating Partnership”), so that all of the assets of Kite are owned at or below the operating partnership level. The board of trustees of Kite (the “Kite Board”) has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A common stock, par value $0.001 per share, of RPAI (“RPAI Common Stock”) will be converted into the right to receive 0.623 (the “Exchange Ratio”) common shares of Kite, par value $0.01 per share (“Kite Common Shares”, and such consideration, the “Merger Consideration”), plus the right, if any, to receive cash in lieu of fractional Kite Common Shares into which such shares of RPAI Common Stock would have been converted pursuant to the terms and subject to the conditions set forth in the Merger Agreement. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Pursuant to the Merger Agreement, the parties have agreed that following the closing of the Merger, the Kite Board will consist of 13 members, nine of whom will be current trustees of Kite and four of whom have been designated by RPAI, including Steven Grimes, the current Chief Executive Officer of RPAI.  John A. Kite will remain the Chairman and Chief Executive Officer of Kite following the Merger.

Each of Kite and RPAI have made certain customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including covenants that each party conduct its business in the ordinary course of business during the period between execution of the Merger Agreement and the effective time of the Merger, covenants prohibiting each party from engaging in certain kinds of activities during such period without the consent of the other party, and covenants obligating RPAI to cooperate with Kite in pursuing lender and other third-party consents and related matters.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time of the Merger, subject to customary exceptions, Kite and RPAI will be subject to certain restrictions on (a) soliciting proposals relating to certain alternative transactions, (b) entering into discussions or negotiating or providing non-public information in connection with any proposal for an alternative transaction from a third party, (c) approving or entering into any agreements providing for any such alternative transaction, or (d) agreeing to or proposing publicly to do any of the foregoing. Notwithstanding these “no-shop” restrictions, prior to obtaining the approval of RPAI stockholders and approval of Kite shareholders, under specified circumstances, the Kite Board and the board of directors of RPAI, respectively, may change their recommendations of the transaction, and Kite and RPAI may each also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fees described below.

In accordance with the Merger Agreement, Kite will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 registering the Kite Common Shares issuable in the Merger, and the parties will prepare a joint proxy statement with respect to the special meeting of Kite’s shareholders to be convened for purposes of approving the issuance of Kite Common Shares in the Merger and the special meeting of RPAI’s stockholders to be convened for purposes of approving the Merger Agreement and the Merger. The joint proxy statement will be included in the Form S-4 and will contain, subject to certain exceptions, the recommendation of the Kite Board that Kite shareholders vote in favor of the issuance of Kite Common Shares in the Merger and the recommendation of the RPAI board of directors that RPAI stockholders vote in favor of approval of the Merger Agreement and the Merger.

The completion of the Merger is subject to customary conditions, including, among others: (i) approval by Kite’s shareholders and approval by RPAI’s stockholders, (ii) the effectiveness of the Form S-4, (iii) the absence of injunctions, restraints or government restrictions, (iv) approval by the New York Stock Exchange for listing of the Kite Common Shares issuable in the Merger, (v) the absence of a material adverse effect on either Kite or RPAI, (vi) the accuracy of each party’s representations and warranties and performance in all material respects of each party’s covenants and agreements in the Merger Agreement, (vii) the receipt of tax opinions relating to the status as a real estate investment trust (“REIT”) of each company and the tax-free nature of the transaction, and (viii) other customary conditions specified in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by either party (i) if the Merger has not been consummated on or before March 31, 2022, (ii) if a final and non-appealable order is entered, or other action is taken permanently restraining or prohibiting the transaction, (iii) upon a failure of either party to obtain approval of its shareholders or stockholders, (iv) upon a material, uncured breach by the other party that would cause the closing conditions not to be satisfied, subject to a 45-day cure period, (v) if the other party’s board makes an adverse recommendation change with respect to the transaction, or (vi) prior to obtaining approval of its shareholders or stockholders, and upon payment of the applicable termination fee, in order to enter into a definitive agreement with a third party with respect to a superior acquisition proposal.

If the Merger Agreement is terminated because (i) a party’s board changes its recommendation in favor of the transactions contemplated by the Merger Agreement, (ii) a party terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior acquisition proposal, or (iii) a party consummates or enters into an agreement for an alternative transaction within 12 months following termination under certain circumstances, such party must pay a termination fee to the other party. The termination fee payable by RPAI to Kite in such circumstances is $107 million. The termination fee payable by Kite to RPAI in such circumstances is $70 million. The Merger Agreement also provides that a party must pay the other party an expense reimbursement up to $15 million if the Merger Agreement is terminated for breach or because such party’s shareholders or stockholders vote against the transactions contemplated by the Merger Agreement. The actual amount of each termination fee and expense reimbursement payment is subject to an escrow and adjustment mechanism for REIT compliance purposes to provide for a lesser amount if necessary to be paid to the receiving party without causing such party to fail to meet its REIT requirements for such year.

The Merger Agreement provides Kite with the right, subject to certain terms and conditions, to elect to effect a business combination involving Kite and RPAI and certain of their subsidiaries in accordance with an alternative structure, in lieu of the current Merger structure, provided that such alternative business combination qualifies as a tax-free reorganization and does not adjust or change the relative and/or total consideration payable under the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about Kite or RPAI. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made only for purposes of the Merger Agreement and as of a specified date, are solely for the benefit of the parties to the Merger Agreement, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Kite or RPAI at the time they were made or otherwise and should only be read in conjunction with the other information that Kite or RPAI makes publicly available in reports, statements and other documents filed with the SEC. Shareholders are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 18, 2021, Lee A. Daniels notified the Kite Board of his intention to retire from the Kite Board effective upon and subject to the closing of the Merger. Mr. Daniels’ decision to retire is not because of a disagreement with Kite or the Kite Board on any matter relating to Kite’s operations, policies or practices.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 18, 2021, Kite’s Board approved and adopted an amendment (the “Bylaws Amendment”) to Kite’s Second Amended and Restated Bylaws, as amended (the “Bylaws”), which provides that unless Kite consents in writing to the selection of an alternative forum, (i) the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim as defined under the Maryland General Corporation Law (the “MGCL”), (b) any derivative action or proceeding brought in the right or on behalf of Kite, (c) any action asserting a claim of breach of any duty owed by any trustee, officer, employee or agent of Kite to Kite or its shareholders, (d) any action asserting a claim against Kite or any trustee, officer, employee or agent of Kite arising pursuant to any provision of the MGCL, Kite’s Declaration of Trust or bylaws or (e) any action asserting a claim against Kite or any trustee, officer, employee or agent of Kite that is governed by the internal affairs doctrine, and (ii) the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). The Bylaws Amendment became effective on July 18, 2021.

The foregoing description of the Bylaws Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws Amendment, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 8.01 Other Events.

Financing Commitment

Kite intends to pay the cash in lieu of fractional shares and other fees and expenses required to be paid in connection with the Merger from cash on hand and borrowings. The Operating Partnership has obtained financing commitments for a $1.1 billion senior unsecured interim loan (the “Bridge Facility”) pursuant to a commitment letter (the “Commitment Letter”) dated as of July 18, 2021, with, among others, KeyBanc Capital Markets Inc. (“KeyBanc”), and BofA Securities, Inc. (“BofA”), which Operating Partnership intends to use to repay RPAI indebtedness that cannot be assumed by the Operating Partnership or its subsidiaries after the use of commercially reasonable efforts to obtain any necessary creditor approvals for such assumption. An affiliate of KeyBanc is the administrative agent and a lender and BofA is a lender under the Operating Partnership’s Term Loan Agreement, dated October 25, 2018, as well as the Fifth Amended and Restated Credit Agreement dated as of April 23, 2018. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including but not limited to (i) execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter, and (ii) consummation of the Merger in accordance with the Merger Agreement. The actual documentation governing the Bridge Facility has not been prepared at this time, and accordingly, the actual terms may differ from the description of such terms in the Commitment Letter.

Availability under the Bridge Facility will be reduced by the net proceeds from customary mandatory commitment reduction and prepayment events, including but not limited to, issuances of equity, the incurrence of certain other debt or the sale of available assets, in each case subject to limited exceptions.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Kite and RPAI, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual future events and results of Kite, RPAI and the combined company to differ materially from the forward-looking statements is the potential adverse effect of the current pandemic of the novel coronavirus (“COVID-19 pandemic”), including possible resurgences and mutations, on the financial condition, results of operations, cash flows and performance of Kite and RPAI and their tenants, the real estate market and the global economy and financial markets. The effects of the COVID-19 pandemic have caused and may continue to cause many of Kite’s and RPAI’s tenants to close stores, reduce hours or significantly limit service, making it difficult for them to meet their obligations, and therefore has and will continue to impact Kite and RPAI significantly for the foreseeable future.

Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that Kite shareholders and/or RPAI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that RPAI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against Kite or RPAI or their respective trustees, directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm Kite’s or RPAI’s business, including current plans and operations, (vii) the ability of Kite or RPAI to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of the Kite common shares to be issued in the proposed transaction, (x) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact Kite’s or RPAI’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Kite and RPAI described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Kite and RPAI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Kite nor RPAI gives any assurance that either Kite or RPAI will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Kite and RPAI. In connection with the proposed transaction, Kite will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a joint proxy statement/prospectus of Kite and RPAI. A joint proxy statement/prospectus will be sent to all Kite shareholders and all RPAI stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF KITE AND INVESTORS AND SECURITY HOLDERS OF RPAI ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Kite shareholders and RPAI stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Kite or RPAI through the website maintained by the SEC at www.sec.gov. The documents filed by Kite with the SEC also may be obtained free of charge at Kite’s investor relations website at http://ir.kiterealty.com/ or upon written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204. The documents filed by RPAI with the SEC also may be obtained free of charge at RPAI’s website at www.rpai.com under the heading Invest or upon written request to Investor Relations, Retail Properties of America, Inc., 2021 Spring Road, Suite 200, Oak Brook, IL 60523, or IR@rpai.com.

Participants in the Solicitation

Kite and RPAI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Kite’s shareholders and RPAI’s stockholders in connection with the proposed transaction. Information about Kite’s trustees and executive officers and their ownership of Kite’s common shares and units of limited partnership interest of Kite Realty Group, L.P. is set forth in Kite’s proxy statement for its Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 31, 2021. Information about RPAI’s directors and executive officers and their ownership of RPAI’s common stock is set forth in RPAI’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 31, 2021. To the extent that holdings of Kite’s or RPAI’s securities have changed since the amounts reported in Kite’s or RPAI’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of July 18, 2021, by and among Kite Realty Group Trust, KRG Oak, LLC and Retail Properties of America, Inc.*
3.1	Third Amendment to the Second Amended and Restated Bylaws of Kite Realty Group Trust, as amended
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

* Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have been omitted. The registrants hereby agree to furnish a copy of any omitted schedule or exhibit to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

KITE REALTY GROUP TRUST

Date: July 19, 2021	By:	/s/ Heath R. Fear
Heath R. Fear Executive Vice President and Chief Financial Officer

KITE REALTY GROUP, L.P.

By: Kite Realty Group Trust, its sole general partner

Date: July 19, 2021	By:	/s/ Heath R. Fear
Heath R. Fear Executive Vice President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

KITE REALTY GROUP TRUST,

KRG OAK, LLC

AND

RETAIL PROPERTIES OF AMERICA, INC.

DATED AS OF JULY 18, 2021

TABLE OF CONTENTS

Section 4.13	Benefit Plans; Employees	38
Section 4.14	Information Supplied	41

Section 9.4	Amendment	128
Section 9.5	Transfer Taxes	128

EXHIBITS

Exhibit A – Alternative Structure
Exhibit B – Form of Company REIT Qualification Opinion
Exhibit C – Form of Parent Section 368 Opinion
Exhibit D– Form of Parent REIT Qualification Opinion
Exhibit E – Form of Company Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 18, 2021 (this “Agreement”), is by and among Kite Realty Group Trust, a Maryland real estate investment trust that has elected to be treated as a real estate investment trust for federal income tax purposes (“Parent”), KRG Oak, LLC, a Maryland limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Retail Properties of America, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes (“Company”). Each of Parent, Merger Sub and Company is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination transaction in which Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity (the “Surviving Entity”) in the Merger, whereby each outstanding share of Class A common stock, $0.001 par value per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (“MLLCA”);

WHEREAS, the Board of Directors of Company (the “Company Board”) has unanimously (a) declared that this Agreement, the Merger and the transactions contemplated by this Agreement are fair to, advisable and in the best interests of Company and its stockholders, (b) approved this Agreement, the Merger and the transactions contemplated by this Agreement, (c) directed that the Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of Company stockholders and (d) recommended the approval of the Merger and the other transactions contemplated by this Agreement by Company stockholders;

WHEREAS, the Board of Trustees of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement, including the issuance of Parent Common Shares in the Merger, are advisable and in the best interests of Parent and its shareholders, (b) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, including the issuance of Parent Common Shares in the Merger as contemplated by this Agreement, (c) directed that the issuance of Parent Common Shares in the Merger as contemplated by this Agreement be submitted for approval at a meeting of Parent’s shareholders, and (d) recommended the approval of the issuance of Parent Common Shares in the Merger as contemplated by this Agreement by Parent’s shareholders;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and has adopted and approved this Agreement and approved the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, the Parties acknowledge and agree that, following the Closing, Parent will effect a business combination transaction in which the Surviving Entity will be merged with and into Parent OP (the “Dropdown Transaction”), with Parent OP being the surviving entity in such Dropdown Transaction; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

DEFINITIONS

Section 1.1          Definitions.

(a)            For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Benefit Plan” means, with respect to any entity, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, individual consulting, termination, separation, severance, supplemental unemployment, change in control, transaction-based, retention, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or equity or equity-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, supplemental retirement, profit sharing, pension, savings and any other remuneration, compensation or employee benefit plan, agreement, program, policy, practice or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

“Book-Entry Share” means a book-entry share registered in the transfer books of Company.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Company Acquisition Proposal that contains provisions that are not materially less favorable in the aggregate to Company than those contained in the Confidentiality Agreement, provided that such an agreement may contain provisions that permit Company to comply with the provisions of Section 7.3.

“Company Bylaws” means the Sixth Amended and Restated Bylaws of Company, as amended and supplemented and in effect on the date hereof.

“Company Charter” means the Sixth Articles of Amendment and Restatement of Company filed with the SDAT on March 20, 2012, as amended, supplemented and corrected and in effect on the date hereof.

“Company Debt Agreement” means (i) any note or note purchase agreement entered into by Company or any Company Subsidiary, (ii) any credit agreement or credit facility entered into by Company or any Company Subsidiary, (iii) any mortgage, construction loan or other Indebtedness for borrowed money entered into by Company or any Company Subsidiary, (iv) letters of credit and reimbursement obligations in respect thereof and (v) any obligations of Company or any Company Subsidiary under any interest rate cap, swap, collar or similar transaction, any currency hedging transactions or any other hedging derivative transaction of any kind.

“Company Director Plan” means Company’s Third Amended and Restated Independent Director Stock Option and Incentive Plan.

“Company Dividend Equivalents” means a right to receive an equivalent value (in cash or in Company Common Stock) of dividends paid on Company Common Stock (whether granted by Company pursuant to the Company Equity Incentive Plans, assumed by Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Equity Awards” means any Company Options, any Company Restricted Share Awards, any Company RSUs, any Company Dividend Equivalents and any other equity-based award granted under the Company Equity Incentive Plans.

“Company Equity Incentive Plans” means, collectively, Company’s Amended and Restated 2014 Long-Term Equity Compensation Plan and the Company Director Plan.

“Company Expense Base Amount” means the reasonable, documented out-of-pocket Expenses actually incurred by Company, not to exceed $15,000,000.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary in their business.

“Company Intervening Event” means a material fact, event, circumstance, change or development that (w) materially affects the business, assets or operations of Company and the Company Subsidiaries, taken as a whole (other than any fact, event, circumstance, change or development resulting from a breach of this Agreement by Company or its Representatives), (x) has occurred or arisen after the date of this Agreement, (y) was not known to the Company Board on the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement), and which does not relate to a Company Acquisition Proposal or Parent Acquisition Proposal, and (z) first becomes known to the Company Board before the Company Stockholder Approval is obtained; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (i) the receipt, existence of or terms of a Company Acquisition Proposal or Parent Acquisition Proposal or any matter relating thereto, (ii) a change in the market price or trading volume of the debt securities or capital stock of Company or of the equity or credit ratings or the ratings outlook for Company or any of the Company Subsidiaries by any applicable rating agency and (iii) the fact that, in and of itself, Company meets, exceeds or fails to meet any internal or published projections, estimates or expectations of Company’s revenue, earnings or other financial performance or results of operation for any period (provided further that, with respect to the foregoing clauses (ii) and (iii), any fact, event, circumstance, change or development giving rise to such change, meeting, exceeding or failure may otherwise constitute or be taken into account in determining whether a Company Intervening Event has occurred if not falling into the foregoing clause (i) of this definition).

“Company Leases” means each lease or sublease (including ground leases) to which Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Material Adverse Effect” means, with respect to the Company, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would, or would reasonably be expected to (i) materially adversely affect the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) prevent or materially impair or delay the ability of Company to consummate the Merger or other transactions contemplated hereby before the Outside Date; provided, that for purposes of clause (i) “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any decline in the market price, or change in trading volume, of the capital stock of Company or any failure of Company to meet any internal or publicly announced projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such decline, change or failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (B) any events, circumstances, changes or effects that affect the retail real estate industry generally, (C) any changes in the conditions in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (D) any changes in general legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution and delivery of this Agreement, the consummation or anticipation of consummation of the Merger or the other transactions contemplated hereby, or the public announcement or performance of this Agreement, the Merger or the other transactions contemplated hereby, (G) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Parent, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including governmental or other commercially reasonable measures related thereto (including the COVID-19 Measures), (J) any damage or destruction of any Company Property that is substantially covered by insurance, (K) changes in Law or GAAP (or any binding interpretation thereof), or (L) any Action made or initiated by any holder of Company Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated hereby, provided, however, that, in the case of each of clauses (B), (C), (D), (E) and (K) do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the United States, and in the case of clauses (H) and (I), do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the geographic regions in which Company and the Company Subsidiaries operate.

“Company Option” means each option to purchase shares of Company Common Stock (whether granted by Company pursuant to the Company Equity Incentive Plans, assumed by Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Permitted Liens” shall mean any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Lien that is a landlords’, workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien relating to Indebtedness that is disclosed on Section 4.18(a)(v) of the Company Disclosure Letter or incurred in connection with the transactions contemplated by Section 7.17 in accordance with the provisions of Section 6.1(b)(viii); (v) Lien that is disclosed on the most recent consolidated balance sheet of Company or notes thereto (or securing liabilities reflected on such balance sheet); (vi) any Company Material Contracts, or leases to third parties for the occupation of portions of Company Properties as tenants only by such third parties, subject to any purchase rights including rights of first refusal or offer that may be set forth in such leases; (vii) air rights affecting any Company Property, (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice; (ix) Liens recorded in a public record or other minor imperfections of title, which may include (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such Liens do not, individually or in the aggregate, materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property, in each case, as currently used and operated; or (x) Lien that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Company and that does not, individually or in the aggregate, materially impair the value of the applicable Company Property or interfere with the continued use (assuming its continued use in the manner it is currently used), current operation or transfer of, any Company Property.

“Company Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Company or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Protected Information” means any and all Trade Secrets owned or purported to be owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary in their business, including without limitation all confidential information of Company or Company Subsidiaries, Trade Secrets of Company or Company Subsidiaries, information to which Company or any Company Subsidiary has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Company or any Company Subsidiary.

“Company Restricted Share Award” means each award of shares of Company Common Stock (or portion thereof) that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition (whether granted by Company pursuant to the Company Equity Incentive Plans, assumed by Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company RSU” means each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock (whether granted by Company pursuant to the Company Equity Incentive Plans, assumed by Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Stockholder Meeting” means the duly called and held meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Company and/or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 17, 2021, between Parent and Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, mutations or evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), as amended.

“Environmental Law” means any applicable Law (including common law) relating to pollution or the regulation or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the generation, recycling, processing, labeling, production, manufacture, use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, registration, identification number, exemption or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, including the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of shareholder or stockholder approvals, engaging the services of the Exchange Agent, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means: (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as amended, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, toxic mold, methane, asbestos, per- and poly-fluoroalkyl substances, 1-4, dioxane and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (collectively, “Patents”), (ii) registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing and related registrations and applications for registration (collectively, “Marks”), (iii) registered and unregistered copyrights in both published and unpublished works and copyrightable works and all copyright registrations and applications (collectively, “Copyrights”), (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, and rights under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”), (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Joint Proxy Statement” means a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Shareholder Meeting, together with any amendments or supplements thereto.

“Knowledge” (i) with respect to Company means the knowledge, after reasonable inquiry, of the persons named in Section 1.1(a) of the Company Disclosure Letter and (ii) with respect to Parent means the knowledge, after reasonable inquiry, of the persons named in Section 1.1(b) of the Parent Disclosure Letter. For purposes of Section 4.16 and Section 5.16, “reasonable inquiry” does not require environmental sampling or testing of any kind.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, licenses, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order or decree of any Governmental Authority.

“Parent Acceptable Confidentiality Agreement” means a confidentiality agreement between Parent and a Person making a Parent Acquisition Proposal that contains provisions that are not materially less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement, provided that such an agreement may contain provisions that permit Parent to comply with the provisions of Section 7.4.

“Parent Bylaws” means the Bylaws of Parent as amended and supplemented and in effect on the date hereof.

“Parent Common Share Price” means the volume weighted average of the closing sale prices per Parent Common Share on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source mutually agreed by the Parties), on each of the ten (10) full consecutive trading days ending on and including the third (3rd) Business Day prior to the Closing Date.

“Parent Common Shares” means the common shares of beneficial interest, $0.01 par value per share, of Parent.

“Parent Declaration of Trust” means the Articles of Amendment and Restatement of Declaration of Trust of Parent filed with the SDAT on August 12, 2004, as amended and supplemented, and in effect on the date hereof.

“Parent DRIP” means Parent’s Distribution Reinvestment and Share Purchase Plan, as amended.

“Parent Equity Incentive Plans” means the Parent 2004 Equity Incentive Plan and the Parent 2013 Equity Incentive Plan, each as amended and/or restated.

“Parent Expense Base Amount” means the reasonable, documented out-of-pocket Expenses actually incurred by Parent, not to exceed $15,000,000.

“Parent Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary or used or held for use by Parent or any Parent Subsidiary in their business.

“Parent Intervening Event” means a material fact, event, circumstance, change or development that (w) materially affects the business, assets or operations of Parent and the Parent Subsidiaries, taken as a whole (other than any fact, event, circumstance, change or development resulting from a breach of this Agreement by Parent or its Representatives), (x) has occurred or arisen after the date of this Agreement, (y)was not known to the Parent Board on the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Parent Board as of the date of this Agreement), and which does not relate to a Parent Acquisition Proposal or Company Acquisition Proposal, and (z) first becomes known to the Parent Board before the Parent Shareholder Approval is obtained; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Parent Intervening Event” has occurred: (i) the receipt, existence of or terms of a Parent Acquisition Proposal or Company Acquisition Proposal or any matter relating thereto, (ii) a change in the market price or trading volume of the debt securities or capital stock of Parent or of the equity or credit ratings or the ratings outlook for Parent or any of the Parent Subsidiaries by any applicable rating agency and (iii) the fact that, in and of itself, Parent meets, exceeds or fails to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operation for any period (provided further that, with respect to the foregoing clauses (ii) and (iii), any fact, event circumstance, change or development giving rise to such change, meeting, exceeding or failure may otherwise constitute or be taken into account in determining whether a Parent Intervening Event has occurred if not falling into the foregoing clause (i) of this definition).

“Parent Leases” means each lease or sublease (including ground leases) to which Parent or Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Parent LP Agreement” means that certain Amended and Restated Agreement of Limited Partnership of Parent OP, dated August 16, 2004, as amended.

“Parent Material Adverse Effect” means, with respect to Parent, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would, or would reasonably be expected to (i) materially adversely affect the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) prevent or materially impair or delay the ability of Parent or to consummate the Merger or other transactions contemplated hereby before the Outside Date; provided, that for purposes of clause (i) “Parent Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) decline in the market price, or change in trading volume, of the capital stock of Parent or any failure of Parent to meet any internal or publicly announced projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such decline, change or failure may be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (B) any events, circumstances, changes or effects that affect the retail real estate industry generally, (C) any changes in the conditions in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (D) any changes in general legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution and delivery of this Agreement, the consummation or anticipation of consummation of the Merger or the other transactions contemplated hereby, or the public announcement or performance of this Agreement, the Merger or the other transactions contemplated hereby, (G) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Company, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including governmental or other commercially reasonable measures related thereto (including the COVID-19 Measures), (J) any damage or destruction of any Parent Property that is substantially covered by insurance, (K) changes in Law or GAAP (or any binding interpretation thereof), or (L) any Action made or initiated by any holder of Parent Common Shares, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated hereby, provided, however, that in the case of each of clauses (B), (C), (D), (E) and (K) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the United States, and in the case of clauses (H) and (I) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the geographic regions in which Parent and the Parent Subsidiaries operate.

“Parent OP” means Kite Realty Group, L.P., a Delaware limited partnership and the operating partnership of Parent.

“Parent OP Units” means the units of partnership interest in Kite Realty Group, L.P., which includes general partnership interest units and units of partnership interest designated as “Class A Units” and “Class B Units” pursuant to the Parent LP Agreement.

“Parent Permitted Liens” shall mean any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Lien that is a landlords’, workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien relating to Indebtedness that is disclosed on Section 5.18(a)(v) of the Parent Disclosure Letter; (v) Lien that is disclosed on the most recent consolidated balance sheet of Parent or notes thereto (or securing liabilities reflected on such balance sheet); (vi) any Parent Material Contracts, or leases to third parties for the occupation of portions of the Parent Properties as tenants only by such third parties, subject to any purchase rights including rights of first refusal or offer that may be set forth in such leases; (vii) air rights affecting any Parent Property, (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice; (ix) Liens recorded in a public record or other minor imperfections of title, which may include (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such Liens do not, individually or in the aggregate, materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property, in each case, as currently used and operated; or (x) Lien that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent and that does not, individually or in the aggregate, materially impair the value of the applicable Parent Property or with the continued use (assuming its continued use in the manner currently used), current operation or transfer of, any Parent Property.

“Parent Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Parent or any Parent Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent Protected Information” means and all Trade Secrets owned or purported to be owned by Parent or any Parent Subsidiary or used or held for use by Parent or any Parent Subsidiary in their business, including without limitation all any confidential information of Parent or Parent Subsidiaries, Trade Secrets of Parent or Parent Subsidiaries, information to which Parent or any Parent Subsidiary has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Parent or any Parent Subsidiary.

“Parent Shareholder Meeting” means the duly called and held meeting of the holders of Parent Common Shares for the purpose of seeking the Parent Shareholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Qualifying Income” means income described in Sections 856(c)(2)(A)-(I) and 856(c)(3)(A)-(I) of the Code.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representative” means, with respect to any Person, such Person’s directors, trustees, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Tax” or “Taxes” means any federal, state, local and foreign income, excise, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts.

“Tax Guidance” means a reasoned opinion from a nationally recognized federal income tax counsel experienced in REIT tax matters or a ruling from the IRS.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tenant Improvement(s)” means the construction, improvement or alteration of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at Company Properties or Parent Properties, as the case may be.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any and all comparable Laws of applicable jurisdictions relating to “mass layoffs,” “termination,” “relocation” or any “plant closing.”

(b)         The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition

Agreement	Preamble
Articles of Merger	Section 2.3
Assumed Awards	Section 7.20(b)
Certificate	Section 3.1(a)(ii)
Claim	Section 7.6(a)
Claim Expenses	Section 7.6(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble

Company Acquisition Proposal	Section 7.3(h)(i)
Company Adverse Recommendation Change	Section 7.3(b)
Company Alternative Acquisition Agreement	Section 7.3(a)
Company Base Amount	Section 9.3(g)
Company Board	Recitals
Company Board Recommendation	Section 4.4(b)
Company Capitalization Date	Section 4.3(a)
Company Common Stock	Recitals
Company Employees	Section 4.13(f)
Company Designees	Section 2.6
Company Disclosure Letter	Article 4
Company Dividend Equivalent Consideration	Section 3.1(c)(iii)
Company Expense Reimbursement	Section 9.3(f)
Company Expense Reimbursement Base Amount	Section 9.3(f)
Company Expense Reimbursement Escrow	Section 9.3(f)
Company Insurance Policies	Section 4.19
Company Material Contract	Section 4.18(b)
Company Notice Period	Section 7.3(e)
Company Parties	Section 9.3(b)
Company Permits	Section 4.6(a)
Company Preferred Stock	Section 4.3(a)
Company Qualified DC Plan	Section 7.19(c)
Company Related Party Agreement	Section 4.25

Company SEC Documents	Section 4.7(a)
Company Stock Repurchase Program	Section 4.3(c)
Company Stockholder Approval	Section 4.21
Company Subsidiary Partnership	Section 4.12(i)
Company Superior Proposal	Section 7.3(h)(ii)
Company Superior Proposal Termination	Section 7.3(d)
Company Tax Accrual Opinion	Section 9.3(e)
Company Tax Protection Agreements	Section 4.12(i)
Company Terminating Breach	Section 9.1(c)(i)
Company Termination Fee	Section 9.3(g)
Company Termination Fee Escrow	Section 9.3(g)
Company Third Party	Section 4.17(j)
Company Title Insurance Policy(ies)	Section 4.17(l)
Continuing Employees	Section 7.19(a)
Debt Transaction	Section 7.16(b)
Debt Transaction Documents	Section 7.16(b)
Dropdown Transaction	Preamble
Earned Company RSU	Section 3.1(c)(iii)
Effective Time	Section 2.3
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(b)
Exchange Ratio	Section 3.1(a)(ii)

Form S-4	Section 4.5(b)
Fractional Share Consideration	Section 3.1(a)(ii)
Indemnified Parties	Section 7.6(a)
Indemnity Exceptions	Section 7.16(c)
Interim Period	Section 6.1(a)
Letter of Transmittal	Section 3.2(d)(i)
Listing	Section 7.9
Maryland Courts	Section 10.9
Material Company Leases	Section 4.17(g)
Material Parent Leases	Section 5.17(g)
Maximum Amount	Section 7.6(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(ii)
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Option Consideration	Section 3.1(c)(i)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	Section 7.4(h)(i)
Parent Adverse Recommendation Change	Section 7.4(b)
Parent Alternative Acquisition Agreement	Section 7.4(a)
Parent-Approved Transaction	Section 7.17

Parent Base Amount	Section 9.3(e)
Parent Benefit Plans	Section 5.13(a)
Parent Board	Recitals
Parent Board Recommendation	Section 5.4(b)
Parent Capitalization Date	Section 5.3(a)
Parent Disclosure Letter	Article 5
Parent Expense Reimbursement	Section 9.3(h)
Parent Expense Reimbursement Base Amount	Section 9.3(h)
Parent Expense Reimbursement Escrow	Section 9.3(h)
Parent Insurance Policies	Section 5.19
Parent Material Contract	Section 5.18(b)
Parent Notice Period	Section 7.4(e)
Parent Parties	Section 9.3(c)
Parent Permits	Section 5.6(a)
Parent Preferred Shares	Section 5.3(a)
Parent SEC Documents	Sections 5.7(a)
Parent Shareholder Approval	Section 5.21
Parent Subsidiary Partnership	Section 5.12(i)
Parent Superior Proposal	Section 7.4(h)(ii)
Parent Superior Proposal Termination	Section 7.4(d)
Parent Tax Accrual Opinion	Section 9.3(g)
Parent Tax Protection Agreements	Section 5.12(i)
Parent Terminating Breach	Section 9.1(d)(i)

Parent Termination Fee	Section 9.3(e)
Parent Termination Fee Escrow	Section 9.3(e)
Parent Third Party	Section 5.17(j)
Parent Title Insurance Policy(ies)	Section 5.17(l)
Party(ies)	Preamble
Payoff Indebtedness	Section 7.16(c)
Payoff Letters	Section 7.16(c)
Pdf	Section 10.4
Permitted REIT Dividend	Section 6.1(b)(iii)
Prime Rate	Section 9.3(d)
Qualified REIT Subsidiary	Section 4.1(c)
REIT	Section 4.12(b)
REIT Requirements	Section 9.3(e)
Scheduled Company Restricted Share Award	Section 3.1(c)(ii)(B)
SDAT	Section 2.3
Shadow Anchor	Section 4.17(r)
SOX Act	Section 4.7(b)
Surviving Entity	Recitals
Takeover Statutes	Section 4.24
Taxable REIT Subsidiary	Section 4.1(c)
Transfer Taxes	Section 9.5

Section 1.2           Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)         when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)         the table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(c)         whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e)         the phrases “transactions contemplated by this Agreement,” “transactions contemplated hereby” and words or phrases of similar import, when used in this Agreement, refer to the Merger and the other transactions contemplated by this Agreement, including the Dropdown Transaction;

(f)          when a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter, to information or documents being “provided,” “made available”

or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, that are publicly available at least two (2) Business Days prior to the date of this Agreement, (b) furnished at least two (2) Business Days prior to the date of this Agreement in the electronic data room established by the disclosing Party and to which access has been granted to the other Party and its Representatives at least two (2) Business Days prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the chief financial officer and chief accounting officer of the other Party at least two (2) Business Days prior to the date of this Agreement;

(g)         the word “extent” in the phrase, “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(h)         any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws;

(i)           any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein;

(j)          except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(k)         any period of time hereunder ending on a day that is not a Business Day shall be extended to the next succeeding Business Day;

(l)          where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement;

(m)        all references to the “ordinary course of business” shall mean the “ordinary course of business consistent with past practice” subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID-19 or any COVID-19 Measures;

(n)         any pronoun shall include the corresponding masculine, feminine and neuter forms;

(o)         all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(p)         the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

Article 2

THE MERGER

Section 2.1          The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Effective Time, Company shall be merged with and into Merger Sub with Merger Sub surviving the Merger, whereupon the separate existence of Company shall cease, and Merger Sub shall continue under the name “KRG Oak, LLC.” The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the MLLCA.

Section 2.2          Closing. The closing (the “Closing”) of the Merger will take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004, or remotely by exchange of documents and signatures (or their electronic counterparts), on a date and at a time to be mutually agreed upon by the Parties, but in no event later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), unless such date is extended by mutual agreement of the Parties (the “Closing Date”).

Section 2.3           Effective Times. Prior to the Closing, Parent and Company shall prepare and, on the Closing Date, Parent, Merger Sub and Company shall (a) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA and (b) make any other filings, recordings or publications required to be made by Parent or Company under the MGCL or the MLLCA in connection with the Merger. The Merger shall become effective upon the date and at the time set forth in the Articles of Merger (such date and time, the “Effective Time”).

Section 2.4          Governing Documents. Subject to Section 7.6, at the Effective Time and by virtue of the Merger, the certificate of formation and limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.

Section 2.5          Officers of the Surviving Entity. From and after the Effective Time, until successors are duly elected or appointed, the officers of Merger Sub immediately prior to the Effective Time shall be and remain the officers of the Surviving Entity.

Section 2.6          Parent Board Representation. The Parent Board shall take all action necessary to, upon and subject to the occurrence of the Effective Time, cause the Parent Board to consist of thirteen (13) trustees, including the four (4) individuals (the “Company Designees”) set forth in Section 2.6 of the Company Disclosure Letter, provided that, unless otherwise approved in writing by Parent, each Company Designee must: (a) meet the definition of “independent director” set forth in the rules and regulations of the NYSE for companies listed on the NYSE and applicable regulations promulgated by the SEC, and (b) not have been party to or involved in an event that would be required to be disclosed pursuant to Item 401(f) of Regulations S-K under the Securities Act and the Exchange Act, provided, further, that to the extent the Company Designees fail to satisfy the requirements set forth in clauses (a) and (b) above, then Parent and Company shall work together in good faith to select qualified candidates in a number sufficient to result in a total of four (4) Company Designees.

Section 2.7          Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and Section 361 of the Code.

Section 2.8          Alternative Structure. Notwithstanding anything to the contrary set forth in this Agreement, Parent may, in its sole discretion and upon written notice to Company, elect to effect a business combination involving Company and Parent and certain of Subsidiaries thereof in accordance with Exhibit A (the “Alternative Structure”) in lieu of the Merger and the Dropdown Transaction, and following such election, the Parties hereby agree to work together in good faith to amend and/or restate this Agreement consistent with the terms of Exhibit A to provide for such alternative business combination; provided that the alternative business combination shall qualify as a reorganization within the meaning of Section 368(a) of the Code and in no event shall Parent’s election of or the implementation of the Alternative Structure adjust or change the relative and/or total consideration payable under this Agreement as described in Exhibit A.

Article 3

EFFECTS OF THE MERGER

Section 3.1           Effects on Shares.

(a)         Treatment of Equity Interests. At the Effective Time and by virtue of the Merger and without any further action on the part of Company, Parent or Merger Sub or the holders of any securities of Company, Parent or Merger Sub:

(i)         Cancellation of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment be made or right inure with respect thereto in connection with or as a consequence of the Merger. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by Parent or any Parent Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment be made or right inure with respect thereto in connection with or as a consequence of the Merger.

(ii)       Conversion of Company Common Stock. Except as provided in Section 3.1(a)(i) or Section 3.1(c) and subject to Section 3.1(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and retired and automatically converted into the right to receive (upon the automatic surrender of the certificate representing such share (“Certificate”) or, in the case of a Book-Entry Share, the automatic surrender of such Book-Entry Share), 0.623 (the “Exchange Ratio”, subject to any adjustment pursuant to Section 3.1(b), 7.12(b) or 7.12(c)) Parent Common Shares (the “Merger Consideration”), without interest, plus the right, if any, to receive pursuant to Section 3.6, cash in lieu of fractional Parent Common Shares into which such shares of Company Common Stock would have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”).

(iii)       Treatment of Merger Sub Membership Interests. All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as membership interests of the Surviving Entity.

(iv)       Treatment of Parent Common Shares. At and after the Effective Time, each Parent Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

(b)        Adjustments. Without limiting the provisions of this Agreement and subject to Sections 6.1(b)(ii) and 6.1(b)(iii), between the date of this Agreement and the Effective Time, if the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then without limiting any other rights of the other Parties hereunder, the Exchange Ratio will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change. Without limiting the provisions of this Agreement and subject to Sections 6.2(b)(ii) and 6.2(b)(iii), between the date of this Agreement and the Effective Time, if the outstanding Parent Common Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then without limiting any other rights of the other Parties hereunder, the Exchange Ratio will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change.

(c)         Treatment of Company Equity Awards.

(i)         Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any further action on the part of Company, Parent or Merger Sub or the holders thereof, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time (whether or not then vested) shall be cancelled, terminated, and extinguished as of the Effective Time, and upon cancellation thereof the holder of each such Company Option shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the excess of (1) the product of the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, multiplied by the Parent Common Share Price, over (2) the product of the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by the exercise price per share of Company Common Stock subject to such Company Option (it being understood that, if the value determined in accordance with this section does not exceed $0, then no consideration shall be payable to the holder of such Company Option pursuant to this Section 3.1(c)(i)). Parent shall cause the consideration described in this Section 3.1(c)(i), if any (the “Option Consideration”), to be paid promptly following the

Effective Time, without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld.

(ii)        Treatment of Company Restricted Share Awards.

(A)       At the Effective Time and by virtue of the Merger and without any further action on the part of Company, Parent or Merger Sub or the holders thereof, each Company Restricted Share Award other than a Scheduled Company Restricted Share Award that is issued and outstanding as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a number of whole Parent Common Shares (rounded up to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Restricted Share Award as of immediately prior to the Effective Time, by (B) the Exchange Ratio.  Except as otherwise provided in this Section 3.1(c)(ii)(A) and Section 3.1(c)(ii)(A) of the Company Disclosure Letter, each Company Restricted Share Award assumed and converted pursuant to this Section 3.1(c)(ii)(A) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Restricted Share Award as of immediately prior to the Effective Time.

(B)       As of immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of Company, Parent or Merger Sub or the holders thereof, each Company Restricted Share Award that is scheduled on Section 3.1(c)(ii)(B) of the Company Disclosure Letter (a “Scheduled Company Restricted Share Award”) that is issued and outstanding as of immediately prior to the Effective Time shall automatically become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Effective Time. As of the Effective Time, each such share of Company Common Stock will be cancelled and retired and automatically converted into the right to receive (upon the proper surrender of the Certificate or, in the case of a Book-Entry Share, the proper surrender of such Book-Entry Share) the sum of (i) the Merger Consideration, plus (ii) the Fractional Consideration, if any. Parent shall cause the consideration described in this Section 3.1(c)(ii)(B) to be paid promptly following the Effective Time, without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld (including but not limited to withholding the issuance or delivery of Parent Common Shares otherwise payable as Merger Consideration to satisfy such obligations).

(iii)       Treatment of Company RSUs. At the Effective Time, by virtue of the Merger and without any further action on the part of Company, Parent or Merger Sub or the holders thereof, (A) each Company RSU subject to any performance condition that has not been satisfied and that is outstanding as of immediately prior to the Effective Time shall be cancelled, terminated, and extinguished as of the Effective Time, and (B) upon cancellation thereof, the holder of each such Company RSU shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, for each earned Company RSU determined assuming 153% achievement of the performance metrics applicable to such Company RSUs as of the date of this Agreement through the day prior to the consummation of the transactions contemplated by this Agreement (an “Earned Company RSU”), the sum of (1) the Merger Consideration, plus (2) the Fractional Consideration, if any, plus (3) a cash amount equal to the value, as of immediately prior to the Effective Time, of the Company Dividend Equivalent with respect to such Earned Company RSU (such cash amount pursuant to this subsection (3), the “Company Dividend Equivalent

Consideration”) (it being understood that no consideration shall be payable with respect to any Company RSUs that do not become Earned Company RSUs). Parent shall cause the consideration described in this Section 3.1(c)(iii) to be paid promptly following the Effective Time, without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld (including but not limited to withholding the issuance or delivery of Parent Common Shares otherwise payable as Merger Consideration to satisfy such obligations).

(d)         Share Transfer Books. From and after the Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the Effective Time, Persons who held Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement. On or after the Effective Time, any Certificates or Book-Entry Shares of Company presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to Company Common Stock formerly represented thereby.

Section 3.2           Exchange Fund; Exchange Agent.

(a)         Prior to the mailing of the Joint Proxy Statement in a definitive form, Parent will designate a bank or trust company reasonably acceptable to Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Sections 3.1(a)(ii) and 3.6.

(b)         At or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of the Parent Common Shares in book-entry form equal to the aggregate shares to be issued as Merger Consideration and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration, the Option Consideration, the Company Dividend Equivalent Consideration and any dividends or other distributions in accordance with Section 3.2(e) (such evidence of book-entry Parent Common Shares, and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock and the holders of Company Options, Scheduled Company Restricted Share Awards and Company RSUs. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration, the Option Consideration, the Company Dividend Equivalent Consideration and any amounts payable in respect of dividends or other distributions on Parent Common Shares in accordance with Section 3.2(e) out of the Exchange Fund in accordance with this Agreement (provided that any amounts payable to holders of Company Equity Awards with respect to whom Company has a Tax withholding obligation shall be paid as applicable to Parent, the Surviving Entity, any of their respective Affiliates, or a third-party payroll provider for payment through an applicable payroll system). The Exchange Fund shall not be used for any other purpose.

(c)         The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity as the Surviving Entity directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this

Article 3, and following any losses from any such investment, Parent or the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s and the Surviving Entity’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(d)         Exchange Procedures.

(i)       As soon as reasonably practicable after the Effective Time, Parent or the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record or a Certificate (or affidavit of loss in lieu thereof) (A) a letter of transmittal (a “Letter of Transmittal”), in customary form as prepared by Parent and reasonably acceptable to Company, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement and the Merger, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.6 and dividends or other distributions on Parent Common Shares in accordance with Section 3.2(e).

(ii)      Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article 3 plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6 and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Common Shares in accordance with Section 3.2(e), by mail or by wire transfer after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and Letter of Transmittal, and the Certificate (or affidavit of loss in lieu thereof) so surrendered so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration or the Fractional Share Consideration payable upon the surrender of the Certificates and any distributions to which such holder is entitled pursuant to Section 3.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of Company, it shall be a condition of payment that any Certificate surrendered or transferred in accordance with the procedures set forth in this Section 3.2 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(iii)     Any holder of Book-Entry Shares shall not be required to deliver an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration or other amounts pursuant to the provisions of this Article 3 from Parent that such holder is entitled to receive pursuant to this Article 3 with respect to such Book-Entry Shares. Subject to receipt of any documentation as may reasonably be required by the Exchange Agent, each holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event later than three (3) Business Days thereafter), the Merger Consideration for each such Book-Entry Share pursuant to the provisions of this Article 3 plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6 and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Common Shares in accordance with Section 3.2(e). Payment of the Merger Consideration or the Fractional Share Consideration payable and any dividends and other distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration or the Fractional Share Consideration payable and any dividends or distributions to which such holder is entitled pursuant to Section 3.2(e).

(iv)    At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of Company other than the right to receive the Merger Consideration from Parent that such holder has the right to receive pursuant to the provisions of this Article 3 plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6 and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Common Shares in accordance with Section 3.2(e). The Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) representing Company Common Stock (or automatic conversion in the case of Book-Entry Shares) in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Company Common Stock theretofore evidenced by such Certificates or Book-Entry Shares.

(e)         Dividends with respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share not transferred with respect to the number of whole Parent Common Shares issuable to such holder hereunder, and all such dividends and other distributions shall instead be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or transfer of such Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share there shall be paid to the holder thereof, without interest: (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the number of whole Parent Common Shares to which such holder is entitled pursuant to this Agreement; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective

Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and income received with respect thereto and any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Shares) that remains undistributed to the former holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Stock prior to the Merger who have not theretofore complied with this Article 3 shall thereafter look only to Parent and the Surviving Entity (and only as general creditors thereof) for payment of the Merger Consideration.

(g)            No Liability. None of Parent, Merger Sub, Company, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of Company Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.3     Withholding Rights. Parent, Merger Sub, the Surviving Entity and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, Fractional Share Consideration and any other amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payments under applicable Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.5     Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, shall be available with respect to the Merger or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 3.6     No Fractional Shares. No certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or the transfer of Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) who would otherwise have been entitled to receive a fraction of a Parent Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (i) the Parent Common Share Price, multiplied by (ii) such fraction of a Parent Common Share.

Section 3.7     General Effects of the Merger. At the Effective Time, the effect of the Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of Company shall vest in the Surviving Entity, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of the Surviving Entity.

Article 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as set forth in the disclosure letter prepared by Company, with numbering corresponding to the numbering of this Article 4 delivered by Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Company Disclosure Letter with respect to any Section or subsection of this Article 4 shall be deemed disclosed with respect to any other Section or subsection of this Article 4 to the extent the applicability of such disclosure is reasonably apparent on the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections or subsections be cross-referenced); provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of Company made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any Company Subsidiary is a party exists or has actually occurred), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2019 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 4), Company hereby represents and warrants to Parent that:

Section 4.1     Organization and Qualification; Subsidiaries.

(a)            Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing or in good standing (to the extent applicable), or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business as a foreign corporation, company or partnership, as applicable, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing (to the extent applicable) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Section 4.1(c) of the Company Disclosure Letter sets forth in all material respects a true and complete list of each Company Subsidiary and their respective jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by Company in each Company Subsidiary, including a list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”).

(d)            Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

(e)            Except as set forth in Section 4.1(e) of the Company Disclosure Letter, Company has not exempted any Person from or waived any stock ownership limit or created or increased an Excepted Holder Limit (as defined in the Company Charter) under the Company Charter, which exemption or waiver is currently in effect.

Section 4.2     Organizational Documents. Company has made available to Parent complete and correct copies of the Company Charter and the Company Bylaws and the Organizational Documents of each Company Subsidiary that is not wholly owned by Company or another Company Subsidiary and each other entity in which Company or any Company Subsidiary has any equity interests, in each case as in effect on the date hereof.

Section 4.3     Capital Structure.

(a)            The authorized capital stock of Company consists of 475,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (“Company Preferred Stock”). At the close of business on July 16, 2021 (the “Company Capitalization Date”), (i) 214,797,869 shares of Company Common Stock were issued and outstanding, (ii) 2,330,760 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Equity Awards granted pursuant to the Company Equity Incentive Plans, (iii) 4,039,082 shares of Company Common Stock were available for grant under the Company Equity Incentive Plans, and (iv) no shares of Company Preferred Stock were issued and outstanding.

(b)            Section 4.3(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Option, Company Restricted Share Award, Company RSU, Company Dividend Equivalent and any other Company Equity Award, (ii) the name of the holder thereof and whether such holder is a current or former director, employee or other individual service provider of Company and its Subsidiaries, (iii) the number of shares of Company Common Stock underlying each such award (indicating both target-level and maximum-level performance, as applicable, in the case of the Company Equity Awards subject to performance-based vesting) or in the case of each Company Dividend Equivalent, the accrued but unpaid cash amount underlying such award, (iv) the grant date, (v) the extent to which each such award is vested and the times and extent to which each such award will vest, (vi) in the case of each Company Option, (A) the exercise price per share of Company Common Stock, (B) the termination date of such Company Option, and (C) whether it is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code) or a non-qualified stock option, and (vii) in the case of each Company RSU and Company Dividend Equivalent, whether such award is subject to Section 409A of the Code. The exercise price per share of Company Common Stock of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.

(c)            Company does not have a dividend or distribution reinvestment plan or program. Effective as of July 17, 2021, Company has suspended repurchases of Company Common Stock pursuant to Company’s stock repurchase program (the “Company Stock Repurchase Program”), and such suspension remains in effect. All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote.

(d)            Except as set forth on Section 4.3(d) of the Company Disclosure Letter, all of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are maintained on Company’s financial statements in accordance with GAAP (if such reserves are required pursuant to GAAP).

(e)            Except for the Company Equity Awards set forth on Section 4.3(b) of the Company Disclosure Letter, there are no outstanding subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, transfer, deliver or sell or create, or cause to be issued, transferred, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(f)            Neither Company nor any Company Subsidiary is a party to or, to the Knowledge of Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Company or any of the Company Subsidiaries.

(g)            Company does not have a “poison pill” or similar stockholder rights plan.

(h)            Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(i)            Except for the Company Dividend Equivalents set forth on Section 4.3(b) of the Company Disclosure Letter, all dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4     Authority.

(a)            Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Company is a party, including the Merger. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to receipt of the Company Stockholder Approval, and to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT. This Agreement has been duly executed and delivered by Company, and assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of Company enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)            The Company Board at a duly held meeting, has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby are in the best interests of the holders of Company Common Stock, (ii) approved, adopted and declared advisable this Agreement and the Merger, (iii) duly and validly authorized the execution and delivery of this Agreement, (iv) directed that the Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Company Stockholder Meeting and (v) resolved to recommend that holders of Company Common Stock vote in favor of approval of the Merger and the other transactions contemplated by this Agreement and to include such recommendation in the Joint Proxy Statement (such recommendations, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 4.5     No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by Company does not, and, assuming receipt of the Company Stockholder Approval and that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, as applicable, the performance of this Agreement, the transactions contemplated hereby and Company’s obligations hereunder will not, (i) conflict with or result in a violation of any provision of (A) the Company Charter or the Company Bylaws, or (B) any comparable Organizational Documents of any Company Subsidiary, (ii) conflict with or result in any violation of any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of, or result in a, termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company or any Company Subsidiary is a party, other than a Company Permitted Lien, except, as to clauses (i)(B), (ii) and (iii) above, as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)            The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) any filings or approvals required under the rules and regulations of the NYSE, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as otherwise set forth on Section 4.5(b) of the Company Disclosure Letter.

Section 4.6     Permits; Compliance with Law.

(a)            Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.16 and Section 4.17, which are addressed solely in those Sections, Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including building permits and certificates of occupancy, necessary for Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority. Neither Company nor any

Company Subsidiary has received any written notice from a Governmental Authority asserting a failure, or possible failure, to comply with any Company Permit, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Authority sending such notice, except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Neither Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law or Order applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.15, Section 4.16, or Section 4.17 which are solely addressed in those Sections), or (ii) any Company Permits (except for Company Permits addressed in Section 4.16 or Section 4.17 which are solely addressed in those Sections), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7     SEC Documents; Financial Statements.

(a)            Company has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed or furnished by Company with the SEC, including any amendments or supplements thereto, since January 1, 2019 (the forms, documents, statements, schedules and reports filed or furnished with the SEC since January 1, 2019 and those filed with the SEC since the date of this Agreement, if any, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents. No Company Subsidiary is required to file any form or report with the SEC.

(b)            Company has made available to Parent complete and correct copies of all written correspondence between the SEC, on one hand, and Company, on the other hand, since January 1, 2019. At all applicable times, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) and the rules and regulations thereunder, as amended from time to time.

(c)            The consolidated financial statements of Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d)            Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Documents.

(e)            Since January 1, 2019, Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There has been no change in Company’s internal control over financial reporting that has occurred since December 31, 2020 that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting. Since December 31, 2020, there have been no significant deficiencies or material weaknesses in Company’s internal control over financial reporting (whether or not remediated). Company has disclosed as of the date hereof, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to materially affect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of Company or any Subsidiary who have a significant role in Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date of this Agreement. As used in this Section 4.7(e), the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement. As of the date of this Agreement, the principal executive officer and principal financial officer of Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(f)            Company is in compliance in all material respects with all current listing requirements of the New York Stock Exchange.

Section 4.8     Absence of Certain Changes or Events. From December 31, 2020 through the date of this Agreement, Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice and there has not been any Company Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.9     No Undisclosed Material Liabilities. There are no material liabilities of Company or any of the Company Subsidiaries of any nature that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against on the balance sheet of Company dated as of March 31, 2021 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement or (c) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2021.

Section 4.10     No Default. None of Company or any of the Company Subsidiaries is in default or violation (and to the Knowledge of Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, or (ii) the comparable Organizational Documents of any of the Company Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Company or any of the Company Subsidiaries is a party or by which Company, any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) and (b) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.11     Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Company, threatened in writing by or before any Governmental Authority, nor, to the Knowledge of Company, is there any investigation pending by any Governmental Authority, in each case, against or affecting Company or any Company Subsidiary or any director or officer of Company or any Company Subsidiary, in their capacity as a director or an officer of Company or such Company Subsidiary, and (b) neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.12     Taxes.

(a)            Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Company and each Company Subsidiary has duly paid (or there has been paid on its behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by it, whether or not shown on any Tax Return.

(b)            Company (i) for all taxable years commencing with Company’s taxable year ending December 31, 2003 and through December 31, 2020, has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2021 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT (including with regard to the REIT distribution requirements) for its taxable year that ends on the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify as a REIT or in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or threatened, to the Knowledge of Company. Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing and including the taxable year ended December 31, 2013, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (y) Company’s net capital gain for such year.

(c)            Except as set forth on Section 4.12(c) of the Company Disclosure Letter, (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Company, threatened with regard to any material Taxes or Tax Returns of Company or any Company Subsidiary; (ii) no material deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)            Each Company Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for federal income tax purposes. No Company Subsidiary is a corporation or an association taxable as a corporation, other than a corporation or an association taxable as a corporation that qualifies as a Taxable REIT Subsidiary.

(e)            Neither Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(f)            For each taxable year since and including the year ended December 31, 2013, Company and each Company Subsidiary have not incurred (i) any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code and (ii) neither Company nor any Company Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. To the Knowledge of Company, no event has occurred, and no condition or circumstances exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon Company or any Company Subsidiary.

(g)            Neither Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case as defined in Section 857(b)(7) of the Code.

(h)            Company and each Company Subsidiary has complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears or wages or any taxes or any penalty for failure to withhold or pay such amounts.

(i)            There are no Company Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Company threatened to raise, a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or Company Subsidiary have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

(j)            There are no Tax Liens upon any property or assets of Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k)            There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business), and after the Closing Date neither Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l)            Neither Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(m)            Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(n)            Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(o)            As of the date of this Agreement, Company is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p)            None of Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(q)            Except as set forth on Section 4.12(q) of the Company Disclosure Letter, no written power of attorney that has been granted by Company or any Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes, except for powers of attorney granted to counsel with respect to appeals of real estate tax assessments.

(r)            As of the date hereof, the amount of the Company’s liabilities does not exceed the aggregate U.S. federal income tax basis of the Company’s assets (each as computed for U.S. federal income tax purposes).

(s)            Neither the Company nor any Company Subsidiary (other than any Company Subsidiary that is a taxable REIT subsidiary) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(t)            Each Company Subsidiary that is a Qualified REIT Subsidiary set forth on Section 4.12(t) of the Company Disclosure Letter directly or indirectly owns interests in real property, and no such Qualified REIT Subsidiary has made an entity classification election on IRS Form 8832 in the sixty (60) month period preceding the date of this Agreement. The aggregate value of all property owned by the Company Subsidiaries that are Qualified REIT Subsidiaries is less than 20% of the gross value of Company’s assets (as computed for REIT asset test purposes). No Company Subsidiary that is a Qualified REIT Subsidiary is party to a mortgage loan or engages in any activity described in Section 856(l)(3)(A) or (B) of the Code.

Section 4.13     Benefit Plans; Employees.

(a)            Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of each material Benefit Plan (i) maintained, sponsored, contributed to, required to be contributed to, or participated in by Company or any of the Company Subsidiaries or with respect to which Company or any of the Company Subsidiaries is a party for the benefit of or relating to any current or former director, employee, or other individual service provider of Company and Company Subsidiaries or (ii) with respect to which Company or any of the Company Subsidiaries has or may have any material obligation or liability (contingent or otherwise and including as a result of being an ERISA Affiliate with any person) (“Company Benefit Plans”), excluding former agreements under which neither Company nor any Company Subsidiary has any remaining obligations and any of the foregoing that are required to be maintained by Company or any Company Subsidiary under the Laws of any jurisdiction. Company has provided or made available to Parent, in each case, to the extent applicable and as of the date of this Agreement: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan including all amendments thereto; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) all discrimination and compliance tests performed under the Code for the most recent plan year; (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) all material, non-routine and written filings, notices, correspondence or other communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, the SEC, or any other Governmental Authority in the past three years.

(b)            None of Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, is required to contribute to or participates in, or has ever maintained, sponsored, contributed to, been required to contribute to or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Company, any Company Subsidiary or any of their respective ERISA Affiliates have incurred, nor are there any circumstances under which they could reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth in Section 4.13(b) of the Company Disclosure Letter, none of Company, any Company Subsidiary or any of their respective ERISA Affiliates have any liability or obligation to provide post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any person for any reason (or to any such person’s eligible dependents), other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code at the recipient’s sole premium cost. No Company Benefit Plan provides or reflects or represents any liability or obligation of Company or any Company Subsidiary to provide life insurance, health benefits or other welfare benefits to any member of Company’s Board of Directors for any reason, unless such director is also an employee of Company or any Company Subsidiary.

(c)            Except as set forth on Section 4.13(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, trustee, employee or other individual service provider of Company or any of the Company Subsidiaries; (ii) create any limitation or restriction on the right to merge, amend or terminate any Company Benefit Plan; or (iii) result in the payment of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Company nor any Company Subsidiary has any obligation to gross-up or otherwise reimburse or compensate any current or former director, trustee, employee, or other individual service provider for any Taxes incurred by such individual under or pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(d)            Each Company Benefit Plan and the administrators and fiduciaries of each Company Benefit Plan have complied with the applicable requirements of ERISA, the Code, and any other applicable Law, except where the failure to so comply has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to comply with Section 401(a) of the Code has received a favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Company, no event has occurred with respect to any Company Benefit Plan which will or could give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All contributions and payments due from Company, any Company Subsidiary or any of their respective ERISA Affiliates with respect to each Company Benefit Plan as required by Law and by the terms of the Company Benefit Plans have been timely made or to the extent not yet due, have been timely accrued in accordance with GAAP in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents.

(e)          (i) There are no material proceedings pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened with respect to a Company Benefit Plan or the assets of a Company Benefit Plan; (ii) to the Knowledge of the Company, no fiduciary (as defined in ERISA Section 3(21) of a Company Benefit Plan) has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA; and (iii) to the Knowledge of the Company, no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406) which has had or would reasonably be expected to have a Company Material Adverse Effect.

(f)            Company has provided or made available to Parent under separate cover a true, correct, and complete listing of all employees of Company and Company Subsidiaries (the “Company Employees”) as of the date of this Agreement, including each such Company Employee’s name, job title or function, employer entity name, classification as exempt or non-exempt under applicable Law, job location, leave of absence status and expected return to work date, and date of hire, as well as a true, correct, and complete listing of his or her current base salary or wage payable, the amount of all incentive compensation paid or payable to such Company Employee for the most recently-completed calendar year, the amount of accrued but unused vacation time, and his or her current participation in any Company Benefit Plan, each as of the date of this Agreement. The employment of all Company Employees may be terminated on an at-will basis.

(g)          Neither Company nor any Company Subsidiary is or has ever been a party to or bound (in whole or in part) by any collective bargaining agreement or other labor union contract applicable to employees of Company or any Company Subsidiary, nor is any such agreement or contract presently being negotiated. There are no activities or proceedings of any labor union or employee group to organize any employees of Company or any Company Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years. There is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Company, threatened by or with respect to any employees of Company or any Company Subsidiary, nor has any such action occurred or, to the Knowledge of Company, been threatened, within the past three (3) years. There are no material unfair labor practice complaints pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority. No material charges with respect to or relating to Company or any Company Subsidiary are pending or, to the Knowledge of Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority. There is no material employment-related Action pending or, to the Knowledge of Company, threatened with respect to any current or former employees of Company or any Company Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, discrimination, harassment or wrongful discharge. Neither Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law. Neither Company nor any Company Subsidiary has or will become subject to any obligation under applicable Law or otherwise to notify or consult with, prior to or after the Closing, any Company Employee, Governmental Authority or other Person with respect to the impact of the transactions contemplated hereby on the employment of any of the Company Employees or the compensation or benefits provided to any of the Company Employees.

(h)            Neither Company nor any Company Subsidiary has taken any action in the past three (3) years that has triggered any liability or an obligation to provide notice under WARN.

Section 4.14          Information Supplied. None of the information relating to Company and the Company Subsidiaries contained in the Joint Proxy Statement or that is provided by Company and the Company Subsidiaries in writing for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Joint Proxy Statement, at the time of the mailing thereof, at the time the Company Stockholder Meeting or the Parent Shareholder Meeting is held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) with respect to any other document to be filed by Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to Company, its officers and directors and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Company or any Company Subsidiaries.

Section 4.15        Intellectual Property. Except as set forth on Section 4.15(b) of the Company Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a)          Company and the Company Subsidiaries own all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary, free and clear of all Liens other than Company Permitted Liens, and are licensed to use, or otherwise possess valid rights to use, all other Intellectual Property used in or held for use in, and necessary for the conduct of, the business of Company and the Company Subsidiaries as it is currently conducted,

(b)          all Company Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary that has been issued by or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are not expired, cancelled or abandoned and, to the Knowledge of the Company, are valid and enforceable,

(c)           there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Company Subsidiary alleging that the Company Intellectual Property infringes, misappropriates or otherwise violates (or since January 1, 2019, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party or that any of the Company Intellectual Property is invalid or unenforceable,

(d)           to the Knowledge of Company, the conduct of the business of Company and Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate (or since January 1, 2019, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party,

(e)           to the Knowledge of Company, no third party is misappropriating, infringing or otherwise violating any Company Intellectual Property,

(f)          Company and Company Subsidiaries have taken reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information,

(g)           Company and Company Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws,

(h)          Company and Company Subsidiaries have not experienced any breach of security, unauthorized access or disclosure, or loss of control of Company Protected Information since January 1, 2019,

(i)             Company and Company Subsidiaries have complied with all security, privacy or data protection Laws applicable to that entity or to Company Protected Information that entity collects, holds, uses or discloses, and

(j)            following the Closing Date, the Surviving Entity will have the same rights and privileges in the Company Intellectual Property as the Company and Company Subsidiaries had in the Company Intellectual Property immediately prior to the Closing Date.

Section 4.16           Environmental Matters. Except as set forth on Section 4.16 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)          Company and each Company Subsidiary are in compliance and, except for matters that have been fully and finally resolved, Company and each Company Subsidiary have for the past three (3) years complied with all Environmental Laws.

(b)           Company and each Company Subsidiary have timely applied for, obtained and maintain all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are valid and in good standing.

(c)            Neither Company nor any Company Subsidiary has received any written request for information from a Governmental Authority, or any notice, demand, letter or claim alleging that Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or with respect to Hazardous Substances.

(d)          Neither Company nor any Company Subsidiary is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, Release or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law or relating to Hazardous Substances.

(e)            Neither Company nor any Company Subsidiary has assumed by contract, operation of law or otherwise, any liability of any person under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(f)          Neither Company nor any Company Subsidiary has caused, and to the Knowledge of Company, no third party has caused any Release of a Hazardous Substance that would reasonably be expected to result in liability to Company or any Company Subsidiary under any Environmental Law or relating to Hazardous Substances.

(g)          Neither Company nor any Company Subsidiary has transported, disposed, or arranged for the transport, treatment or disposal of Hazardous Substances at any location such that Company or such Company Subsidiary is or would reasonably be expected to be liable, or become the subject of any Action under Environmental Law or with respect to Hazardous Substances.

(h)        Section 4.16(h) of the Company Disclosure Letter sets forth a true and complete list of all active, pending or threatened environmental contamination investigations, plans or remedial obligations of Company or any Company Subsidiary, including a brief description of each such investigation, plan or obligation.

Section 4.17           Properties.

(a)           Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of the address and common name of each Company Property and identifies each Company Property under which Company or any Company Subsidiary is a lessee or sublessee, including any other real property in which Company or any Company Subsidiary holds any air rights. Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. Except for any pending acquisitions under contract disclosed on Section 6.1 of the Company Disclosure Letter, there are no real properties that either Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date. Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of the mortgage notes receivables and commercial mortgage backed and similar securities owned by Company or any Company Subsidiary.

(b)            Either Company or a Company Subsidiary owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) or air rights to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens none of which Company Permitted Liens have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.17(b) of the Company Disclosure Letter describes the material Company Permitted Liens which are being contested in good faith by appropriate proceedings.

(c)            Neither Company nor any of the Company Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)          No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties as currently used and operated or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither Company nor any Company Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)            Except as listed on Section 4.17(e) of the Company Disclosure Letter, since January 1, 2019, no written notice to the effect that there are condemnation, eminent domain or similar proceedings or material rezoning proceedings has been received or is pending with respect to any material portion of any of the Company Properties, and, to the Knowledge of Company, since January 1, 2019, no (i) condemnation or material rezoning proceedings are threatened with respect to any material portion of any of the Company Properties, and (ii) no zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property, which violation or any enforcement action related thereto would prevent the Company Property and any associated improvements from continuing to be operated in the ordinary course of business.

(f)            Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of June 30, 2021, which rent rolls have previously been made available by or on behalf of Company or any Company Subsidiary to Parent (including an indication of whether any Company Property is subject to net leases), are true and correct in all respects and (i) correctly reference each lease or sublease that was in effect as of June 30, 2021, and to which Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Company Properties and (ii) identify the rent payable under the Company Leases as of such date. Company or a Company Subsidiary has received all security deposits required by the applicable Company Lease other than immaterial deficiencies, and such security deposits have been held and applied in all material respects in accordance with Law and the applicable Company Leases.

(g)            True and complete (in all material respects) copies of all ground leases with respect to the Company Properties where Company or any Company Subsidiary is the lessee or sublessee, in each case in effect as of the date hereof, have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as disclosed on Section 4.17(g) of the Company Disclosure Letter, (i) neither Company nor any Company Subsidiary is and, to the Knowledge of Company, no other party is in breach or violation of, or default under, any of the (x) ground leases with respect to the Company Properties where Company or any Company Subsidiary is the lessee or sublessee and (y) Company Leases (A) for real property in excess of 15,000 square feet or (B) providing for aggregate annual base rent in an amount in excess of $750,000 (the “Material Company Leases”), (ii) no event has occurred that would result in a breach or violation of, or a default under, any Material Company Lease by Company or any Company Subsidiary, or, to the Knowledge of Company, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material Company Lease is in monetary default under such Material Company Lease, (iii) no tenant under a Material Company Lease is the beneficiary or has the right to become a beneficiary of (A) a loan or forbearance from Company or Company Subsidiary in connection with COVID-19 or COVID-19 Measures, unless set forth on Section 4.17(g) of the Company Disclosure Letter, or (B) any other loans or forbearances from Company or any Company Subsidiary in excess of $500,000 in the aggregate, and (iv) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Company or a Company Subsidiary and, to the Knowledge of Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as disclosed on Section 4.17(g) of the Company Disclosure Letter, (x) neither Company nor any Company Subsidiary has received written notice from any tenant under any Material Company Lease that such tenant is challenging the calculation of any amounts to be paid by any such tenant under any Material Company Lease which has not been resolved, (y) no tenant under a Material Company Lease is currently asserting in writing a right to cancel or terminate such Material Company Lease prior to the end of the current term, and (z) neither Company nor any Company Subsidiary has received a notice of any insolvency or bankruptcy proceeding involving any tenant under a Material Company Lease. Except as set forth on Section 4.17(g) of the Company

Disclosure Letter, no tenant under a Material Company Lease is in monetary default in an amount in excess of $250,000 relating to the payment of any amounts payable under such Material Company Lease.

(h)          To the Knowledge of Company, there are no material Tax abatements or exemptions specifically affecting any of the Company Properties. Neither Company nor any Company Subsidiary has received any written notice of (and Company and Company Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any Company Property or of any proposed public improvement assessments that, in any of the foregoing, will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Company and Company Subsidiaries, considered as a whole, in each case, to the extent such Tax is on a Company Property for which Company is not entitled by the terms of Company Leases to be reimbursed for a significant portion of such Tax.

(i)           As of the date of this Agreement, no material purchase option has been exercised under any Company Lease for which the purchase has not closed prior to the date of this Agreement.

(j)            Except for Company Permitted Liens, as set forth in Company Leases, joint venture agreements and title documents provided to Parent prior to the date hereof or as set forth on Section 4.17(j) of the Company Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any material portion thereof, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any material portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”).

(k)           Except pursuant to a Company Lease, or any ground lease affecting any Company Property, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(l)          Except as would not, individually or in the aggregate, materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as would not have a material adverse impact on Company, Company and each Company Subsidiary, as applicable, are in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). Since January 1, 2019, no written claim has been made against any Company Title Insurance Policy that would be material to any Company Property.

(m)         Section 4.17(m) of the Company Disclosure Letter lists each Company Property that is (i) under development (or for which development is imminent) as of the date hereof (other than normal repair, maintenance and landlord or tenant improvement projects in the ordinary course of business) or (ii) subject to a binding agreement for development or commencement of construction by Company or a Company Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(n)             Section 4.17(n) of the Company Disclosure Letter lists the parties currently providing third-party property management services to Company or a Company Subsidiary and the number of Company Properties currently managed by each such party.

(o)           The Company Properties (x) are supplied with utilities and other services as reasonably required for their continued operation as they are now being operated, (y) are, to the Knowledge of Company, either (A) sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent or (B) scheduled for maintenance or repair in the ordinary course of business, and (z) are, to the Knowledge of Company, adequate and suitable for the purposes for which they are presently being used.

(p)             To the Knowledge of Company, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(q)             Company and any Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy) except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of Company’s or any Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not and would not reasonably be expected to have a Company Material Adverse Effect.

(r)            With respect to any Company Property that includes or is adjacent to any retail store in excess of 30,000 square feet that is owned by a third party (a “Shadow Anchor”) (other than Company or a Company Subsidiary), since January 1, 2019, neither Company nor to the Knowledge of Company any Shadow Anchor or any other party has received written notice of material default under any reciprocal easement agreement or joint operating agreement or similar agreement that relates to the operation of such Company Property.

(s)          Section 4.17(s) of the Company Disclosure Letter sets forth a list of all outstanding obligations of Company or any Company Subsidiary for Tenant Improvements as of the date of this Agreement, which individually exceed $2,000,000, including (i) the applicable Company Lease, (ii) the total amount of such Tenant Improvement obligation and (iii) a brief description of the project.

Section 4.18           Material Contracts.

(a)            Except for contracts listed in Section 4.18(a) of the Company Disclosure Letter, this Agreement or contracts filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i)            is required to be filed as an exhibit to the Company SEC Documents pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act (but, for the avoidance of doubt, no Company Benefit Plan);

(ii)           obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii)             contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of Company or any Company Subsidiary, or that otherwise restricts or limits, in each case, in any material respect, the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary may conduct business, other than any ground lease or exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company and its Subsidiaries in the ordinary course of business;

(iv)              is an agreement that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor (other than the Company Charter and Company Bylaws and the Organizational Documents of the Company Subsidiaries);

(v)            constitutes an Indebtedness obligation of Company or any Company Subsidiary with a principal amount as of the date hereof greater than $5,000,000 other than (x) surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon and (y) any contract solely among or between the Company and its wholly owned Subsidiaries;

(vi)             requires Company or any Company Subsidiary to dispose of or acquire assets or real properties (other than in connection with the expiration of a Company Lease or a ground lease affecting any Company Property) with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease affecting any Company Property;

(vii)            constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(viii)          sets forth the operational terms of a joint venture, partnership, limited liability company with a Company Third Party member or strategic alliance of Company or any Company Subsidiary;

(ix)         constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $2,000,000;

(x)            constitutes an agreement under which Company or a Company Subsidiary has purchased or sold real property and has uncompleted financial obligations in excess of $2,000,000; or

(xi)          requires payment of commissions (including leasing commissions on brokerage fees) or Tenant Improvement costs, allowances or other concessions in excess of $2,000,000.

(b)          Each contract in any of the categories set forth in Section 4.18(a) to which Company or any Company Subsidiary is a party or by which it is bound is referred to herein as a “Company Material Contract.”

(c)            Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on Company and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of Company or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation or breach of, or default under, any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any Company Subsidiary has received notice of any violation of or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.19           Insurance. Section 4.19 of the Company Disclosure Letter sets forth a list of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Company Lease. Except as individually or in the aggregate, would not reasonably be expected to have a Company Material

Adverse Effect, all premiums due and payable under all the Company Insurance Policies have been paid, and Company and Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or as set forth on Section 4.19 of the Company Disclosure Letter, there is no claim for coverage by Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the issuer. To the Knowledge of Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Since January 1, 2019, no written notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.20           Opinion of Financial Advisor. The Company Board has received the oral opinion of Citigroup Global Markets Inc. (to be confirmed in writing) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to holders (other than any Company Subsidiary, Parent and any Parent Subsidiary) of Company Common Stock.

Section 4.21           Approval Required. The affirmative vote of holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast with respect to such action at the Company Stockholder Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of Company required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.22           Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Company Subsidiary; a true and complete copy of the agreement with respect to the engagement of Citigroup Global Markets Inc. has previously been made available to Parent.

Section 4.23           Investment Company Act. Neither Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24        Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to the Merger and the other transactions contemplated by this Agreement the restrictions on business combinations and control share acquisitions contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. To the Knowledge of Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Neither Company nor any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Parent as defined in Section 3-601 of the MGCL.

Section 4.25           Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Except for agreements not required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC, Section 4.25 of the Company Disclosure Letter sets forth each agreement between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (each, a “Company Related Party Agreement”).

Section 4.26           No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, neither Company nor any other Person on behalf of Company has made any representation or warranty, expressed or implied, with respect to Company or Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Company in this Article 4, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Parent or any other Person has made or is making any representations or warranties relating to Parent whatsoever, express or implied, beyond those expressly given by Parent in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to Company or any of its Representatives.

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the disclosure letter prepared by Parent, with numbering corresponding to the numbering of this Article 5 delivered by Parent to Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Parent Disclosure Letter with respect to any Section or subsection of this Article 5 shall be deemed disclosed with respect to any other Section or subsection of this Article 5 to the extent the applicability of such disclosure is reasonably apparent on the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections or subsections be cross-referenced); provided, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of Parent or Merger Sub made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any Parent Subsidiary is a party exists or has actually occurred); or (b) as disclosed in the Parent SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2019 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 5), Parent hereby represents and warrants to Company that:

Section 5.1            Organization and Qualification; Subsidiaries.

(a)            Parent is a real estate investment trust duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business as a foreign real estate investment trust, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            Each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing or in good standing (to the extent applicable), or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business as a foreign corporation, company or partnership, as applicable, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing (to the extent applicable) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)            Section 5.1(c) of the Parent Disclosure Letter sets forth in all material respects a true and complete list of the Parent Subsidiaries and their respective jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by Parent in each Parent Subsidiary, including a list of each Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(d)            Except as set forth in Section 5.1(d) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term investment securities).

(e)          Except as set forth in Section 5.1(e) of the Parent Disclosure Letter, Parent has not exempted any Person from or waived any ownership limit or created or increased an Excepted Holder Limit (as defined in the Parent Charter) under the Parent Charter, which exemption or waiver is currently in effect.

Section 5.2           Organizational Documents. Parent has made available to Company complete and correct copies of the Parent Declaration of Trust and Parent Bylaws and the Organizational Documents of each Parent Subsidiary that is not wholly owned by Parent or another Parent Subsidiary and each other entity in which Parent or any Parent Subsidiary has any equity interests, in each case as in effect on the date hereof.

Section 5.3            Capital Structure.

(a)            As of July 16, 2021 (the “Parent Capitalization Date”), the authorized shares of beneficial interest of Parent consist of 225,000,000 Parent Common Shares and 40,000,000 preferred shares of beneficial interest, $0.01 par value per share (“Parent Preferred Shares”). At the close of business on the Parent Capitalization Date, (i) 84,546,649 Parent Common Shares were issued and outstanding, (ii) 5,374,248 Parent Common Shares were reserved for issuance pursuant to the terms of outstanding options or equity or equity-based awards granted pursuant to the Parent Equity Incentive Plans, (iii) 1,278,650 Parent Common Shares were available for grant under the Parent Equity Incentive Plans, (iv) 2,455,853 Parent Common Shares were reserved for issuance upon redemption of outstanding Parent OP Units in accordance with the Parent LP Agreement, and (v) no Parent Preferred Shares were issued and outstanding.

(b)          Except as set forth in Section 5.3(b) of the Parent Disclosure Letter, all issued and outstanding shares of beneficial interest of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of beneficial interest is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Parent Common Shares may vote.

(c)           All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, all shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are maintained on Parent’s financial statements in accordance with GAAP (if such reserves are required pursuant to GAAP).

(d)          Except as set forth in the Parent LP Agreement or in Section 5.3(d) of the Parent Disclosure Letter, there are no outstanding subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent or any of the Parent Subsidiaries is a party or by which any of them is bound obligating Parent or any of the Parent Subsidiaries to (i) issue, transfer, deliver or sell or create, or cause to be issued, transferred, delivered or sold or created any additional shares of beneficial interest or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or other equity interests.

(e)           Neither Parent nor any Parent Subsidiary is a party to or, to the Knowledge of Parent, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Parent or any of the Parent Subsidiaries.

(f)            Parent does not have a “poison pill” or similar shareholder rights plan.

(g)           Except as set forth in Section 5.3(g) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(h)           All dividends or other distributions on the Parent Common Shares, the Parent Preferred Shares and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4             Authority.

(a)          Parent and Merger Sub each have the requisite power and authority to execute and deliver this Agreement, to perform their obligations hereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the transactions contemplated by this Agreement to which Parent and Merger Sub are parties, including the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary real estate investment trust and limited liability company action, respectively, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger and the issuance of Parent Common Shares contemplated by this Agreement, to receipt of the Parent Shareholder Approval, and to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by the SDAT. This Agreement has been duly executed and delivered by Parent and Merger Sub and assuming due and valid authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)          The Parent Board, at a duly held meeting, has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby are in the best interests of the holders of Parent Common Shares, (ii) approved, adopted and declared advisable this Agreement and the Merger, authorized the issuance of Parent Common Shares as payment of the Merger Consideration, subject to the Parent Shareholder Approval, (iii) duly and validly authorized the execution and delivery of this Agreement, (iv) directed that the issuance of Parent Common Shares be submitted for consideration at the Parent Shareholder Meeting and (v) resolved to recommend that holders of Parent Common Shares vote in favor of the issuance of Parent Common Shares and to include such recommendation in the Joint Proxy Statement (such recommendations, the “Parent Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.4.

Section 5.5             No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Parent does not, and assuming receipt of the Parent Shareholder Approval and that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, as applicable, the performance of this Agreement, the transactions contemplated hereby and Parent’s obligations hereunder will not, (i) conflict with or result in a violation of any provision of (A) the Parent Declaration of Trust or Parent Bylaws, or (B) any comparable Organizational Documents of any Parent Subsidiary, (ii) conflict with or result in any violation of any Law applicable to Parent, or any Parent Subsidiary or by which any property or asset of Parent, or any Parent Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.5(b) or as set forth in Section 5.5(a)(iii) of the Parent Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of, or result in, termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, or any Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent or any Parent Subsidiary is a party, other than a Permitted Lien, except, as to clauses (i)(B), (ii) and (iii) above, as which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement in preliminary and definitive form and the Form S-4 and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, in connection with the issuance of Parent Common Shares pursuant to this Agreement and approval of listing the Parent Common Shares including the Merger Consideration on the NYSE, (iv) such filings as may be required in connection with state and local Transfer Taxes (v) any filings or approvals required under the rules and regulations of the NYSE, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6             Permits; Compliance with Law.

(a)          Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.16 and Section 5.17, which are addressed solely in those Sections, Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including building permits and certificates of occupancy, necessary for Parent and each Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. All applications required to have been filed for the renewal of the Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority. Neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Authority asserting a failure, or possible failure, to comply with any Company Permit, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Authority sending such notice, except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Neither Parent nor any Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law or Order applicable to Parent, or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound (except for Laws addressed in Section 5.12, Section 5.15, Section 5.16 or Section 5.17 which are solely addressed in those Sections), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.16 or Section 5.17 which are solely addressed in those Sections), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7             SEC Documents; Financial Statements.

(a)          Parent has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed or furnished by Parent with the SEC, including any amendments or supplements thereto, since January 1, 2019 (the forms, documents, statements, schedules and reports filed or furnished with the SEC since January 1, 2019 and those filed with the SEC since the date of this Agreement, if any, including any amendments or supplements thereto, the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Documents filed or furnished and publicly available prior to the date of this Agreement. Parent does not have any outstanding and unresolved comments from the SEC with respect to any Parent SEC Documents. Other than Parent OP, no Parent Subsidiary is required to file any form or report with the SEC.

(b)          Parent has made available to Company complete and correct copies of all written correspondence between the SEC on one hand, and Parent, on the other hand, since January 1, 2019. At all applicable times, Parent has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time.

(c)          The consolidated financial statements of Parent and the Parent Subsidiaries included, or incorporated by reference, in the Parent SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Parent and the Parent Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Parent and the Parent Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Parent SEC Documents filed and publicly available prior to the date of this Agreement.

(d)          Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent, any Parent Subsidiary or such Parent’s or Parent Subsidiary’s audited financial statements or other Parent SEC Documents.

(e)          Since January 1, 2019, Parent maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There has been no change in Parent’s internal control over financial reporting that has occurred since December 31, 2020 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since December 31, 2020, there have been no significant deficiencies or material weaknesses in Parent’s internal control over financial reporting (whether or not remediated).  Parent has disclosed as of the date hereof, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to materially affect Parent’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of Parent or any Subsidiary who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date of this Agreement. As used in this Section 5.7(e), the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement. As of the date of this Agreement, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(f)           Parent is in compliance in all material respects with all current listing requirements of the New York Stock Exchange.

Section 5.8            Absence of Certain Changes or Events. From December 31, 2020 through the date of this Agreement, Parent and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice and there has not been any Parent Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.9           No Undisclosed Material Liabilities. There are no material liabilities of Parent or any of the Parent Subsidiaries of any nature that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against on the balance sheet of Parent dated as of March 31, 2021 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement or (c) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2021.

Section 5.10         No Default. Except as set forth in Section 5.10 of the Parent Disclosure Letter, none of Parent or any of the Parent Subsidiaries is in default or violation (and to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (a) (i) the Parent Declaration of Trust or the Parent Bylaws, or (ii) the comparable Organizational Documents of any of the Parent Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Parent or any of the Parent Subsidiaries is a party or by which Parent, any of the Parent Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) or (b) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.11         Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened in writing by or before any Governmental Authority, nor, to the Knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against or affecting Parent or any Parent Subsidiary or any director or officer of Parent or any Parent Subsidiary, in their capacity as a director or an officer of Parent or such Parent Subsidiary, and (b) neither Parent nor any Parent Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.12         Taxes.

(a)          Parent and each Parent Subsidiary has timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Parent and each Parent Subsidiary has duly paid (or there has been paid on its behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by it, whether or not shown on any Tax Return.

(b)          Parent (i) for all taxable years commencing with Parent’s taxable year ending December 31, 2004 and through December 31, 2020, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2021 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT (including with regard to the REIT distribution requirements) for its taxable year that ends on the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in Parent’s failure to qualify as a REIT or in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and, no such challenge is pending or threatened to the Knowledge of Parent. Parent’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with and including the taxable year ended December 31, 2013, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) Parent’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (y) Parent’s net capital gain for such year.

(c)          (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary; (ii) no material deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)          Each Parent Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for federal income tax purposes. No Parent Subsidiary is a corporation or an association taxable as a corporation other than a corporation or an association taxable as a corporation that qualifies as a Taxable REIT Subsidiary.

(e)          Neither Parent nor any Parent Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(f)           For each taxable year commencing with and including the taxable year ended December 31, 2013, Parent and each Parent Subsidiary have not incurred (i) any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. To the Knowledge of Parent, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon Company or any Company Subsidiary.

(g)          Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case as defined in Section 857(b)(7) of the Code.

(h)          Parent and each Parent Subsidiary have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears or wages or any taxes or any penalty for failure to withhold or pay such amounts.

(i)           There are no Parent Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Parent threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreements. As used herein, “Parent Tax Protection Agreements” means any written agreement to which Parent or any Parent Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Parent Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Parent Subsidiary Partnership, Parent or Parent Subsidiary have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for United States federal income tax purposes.

(j)           There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k)          There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business), and after the Closing Date, neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l)             Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(m)           Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Parent Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(n)            Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(o)           As of the date of this Agreement, Parent is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p)           Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(q)           No written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes, except for powers of attorney granted to counsel with respect to appeals of real estate tax assessments.

(r)            Neither Parent nor any Parent Subsidiary (other than any Parent Subsidiary that is a taxable REIT subsidiary) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

Section 5.13          Benefit Plans; Employees.

(a)          Section 5.13(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a list of each material Benefit Plan (i) maintained, sponsored, contributed to, required to be contributed to or participated in by Parent or any of the Parent Subsidiaries or with respect to which Parent or any of the Parent Subsidiaries is a party for the benefit of or relating to any current or former director, trustee, employee, or other individual service provider of Parent and the Parent Subsidiaries or (ii) with respect to which Parent or any of the Parent Subsidiaries has or may have any material obligation or liability (contingent or otherwise and including as a result of being an ERISA Affiliate with any person) (“Parent Benefit Plans”), excluding former agreements under which neither Parent nor any Parent Subsidiary has any remaining obligations and any of the foregoing that are required to be maintained by Parent or any Parent Subsidiary under the Laws of any jurisdiction. Parent has provided or made available to Company a copy of the material plan documents governing each such Parent Benefit Plan.

(b)          None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, is required to contribute to or participates in, or has ever maintained, sponsored, contributed to, been required to contribute to or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates have incurred, nor are there any circumstances under which they could reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth in Section 5.13(b) of the Parent Disclosure Letter, none of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates have any liability or obligation to provide post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any person for any reason (or to any such person’s eligible dependents), other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B at the recipient’s sole premium cost. No Parent Benefit Plan provides or reflects or represents any liability or obligation of Parent or any Parent Subsidiary to provide life insurance, health benefits or other welfare benefits to any member of Parent’s Board of Directors for any reason, unless such director is also an employee of Parent or any Parent Subsidiary.

(c)          Except as set forth on Section 5.13(c) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, trustee, employee or other individual service provider of Parent or any of the Parent Subsidiaries; (ii) create any limitation or restriction on the right to merge, amend or terminate any Parent Benefit Plan; or (iii) result in the payment of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Parent nor any Parent Subsidiary has any obligation to gross-up or otherwise reimburse or compensate any current or former director, trustee, employee, or other individual service provider for any Taxes incurred by such individual under or pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(d)          Each Parent Benefit Plan and the administrators and fiduciaries of each Parent Benefit Plan have complied with the applicable requirements of ERISA, the Code, and any other applicable Law, except where the failure to so comply has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Benefit Plan that is intended to comply with Section 401(a) of the Code has received a, favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a, favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Parent, no event has occurred with respect to any Parent Benefit Plan which will or could give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All contributions and payments due from Parent, any Parent Subsidiary or any of their respective ERISA Affiliates with respect to each Parent Benefit Plan as required by Law and by the terms of the Parent Benefit Plans have been timely made or to the extent not yet due, have been timely accrued in accordance with GAAP in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents.

(e)          (i) There are no material proceedings pending (other than routine claims for benefits) or, to the Knowledge of Parent, threatened with respect to a Parent Benefit Plan or the assets of a Parent Benefit Plan; (ii) to the Knowledge of Parent, no fiduciary (as defined in ERISA Section 3(21) of a Parent Benefit Plan) has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA; and (iii) to the Knowledge of Parent, no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Parent Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406) which has had or would reasonably be expected to have a Parent Material Adverse Effect.

(f)           Neither Parent nor any Parent Subsidiary is or has ever been a party to or bound (in whole or in part) by any collective bargaining agreement or other labor union contract applicable to employees of Parent or any Parent Subsidiary, nor is any such agreement or contract presently being negotiated. There are no activities or proceedings of any labor union or employee group to organize any employees of Parent or any Parent Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years. There is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Parent, threatened by or with respect to any employees of Parent or any Parent Subsidiary, nor has any such action occurred or, to the Knowledge of Parent, been threatened, within the past three (3) years. There are no material unfair labor practice complaints pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary before the National Labor Relations Board or any other Governmental Authority. No material charges with respect to or relating to Parent or any Parent Subsidiary are pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority. There is no material employment-related Action pending or, to the Knowledge of Parent, threatened with respect to any current or former employees of Parent or any Parent Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, discrimination, harassment or wrongful discharge. Neither Parent nor any Parent Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Parent, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law. Neither Parent nor any Parent Subsidiary has or will become subject to any obligation under applicable Law or otherwise to notify or consult with, prior to or after the Closing, any employee of Parent or any Parent Subsidiary, Governmental Authority or other Person with respect to the impact of the transactions contemplated hereby on the employment of any of the employees of Parent or any Parent Subsidiary or the compensation or benefits provided to any employee of Parent or any Parent Subsidiary.

(g)          Neither Parent nor any Parent Subsidiary has taken any action in the past three (3) years that has triggered any liability or an obligation to provide notice under WARN.

Section 5.14          Information Supplied. None of the information relating to Parent and the Parent Subsidiaries contained in the Joint Proxy Statement or that is provided by Parent and the Parent Subsidiaries in writing for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Joint Proxy Statement, at the time of the mailing thereof, at the time the Company Stockholder Meeting or the Parent Shareholder Meeting is held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) with respect to any other document to be filed by Parent with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to Parent, its officers and trustees and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Parent or any Parent Subsidiaries.

Section 5.15         Intellectual Property.       Except as set forth on Section 5.15(b) of the Parent Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a)          Parent and the Parent Subsidiaries own all Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary, free and clear of all Liens other than Parent Permitted Liens, and are licensed to use, or otherwise possess valid rights to use, all other Intellectual Property used in or held for use in, and necessary for the conduct of, the business of Parent and the Parent Subsidiaries as it is currently conducted,

(b)          all Parent Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary that has been issued by or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are not expired, cancelled or abandoned and, to the Knowledge of Parent, are valid and enforceable,

(c)          there are no pending or, to the Knowledge of Parent, threatened claims against Parent or any Parent Subsidiary alleging that the Parent Intellectual Property infringes, misappropriates or otherwise violates (or since January 1, 2019, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party or that any of Parent Intellectual Property is invalid or unenforceable,

(d)          to the Knowledge of Parent, the conduct of the business of Parent and Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate (or since January 1, 2019, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party,

(e)          to the Knowledge of Parent, no third party is misappropriating, infringing or otherwise violating any Parent Intellectual Property,

(f)           Parent and Parent Subsidiaries have taken reasonable measures to protect the security, privacy and confidentiality of all Parent Protected Information,

(g)          Parent and Parent Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws,

(h)          Parent and Parent Subsidiaries have not experienced any breach of security, unauthorized access or disclosure, or loss of control of Parent Protected Information since January 1, 2019,

(i)           Parent and Parent Subsidiaries have complied with all security, privacy or data protection Laws applicable to that entity or to Parent Protected Information that entity collects, holds, uses or discloses, and

(j)           following the Closing Date, the Surviving Entity will have the same rights and privileges in the Parent Intellectual Property as Parent and Parent Subsidiaries had in the Parent Intellectual Property immediately prior to the Closing Date.

Section 5.16          Environmental Matters. Except as set forth on Section 5.16 of the Parent Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a)          Parent and each Parent Subsidiary are in compliance and, except for matters that have been fully and finally resolved, Parent and each Parent Subsidiary have for the past three (3) years complied with all Environmental Laws.

(b)          Parent and each Parent Subsidiary have timely applied for, obtained and maintain all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are valid and in good standing.

(c)          Neither Parent nor any Parent Subsidiary has received any written request for information from a Governmental Authority, or any notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or with respect to Hazardous Substances.

(d)          Neither Parent nor any Parent Subsidiary is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, Release or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law or relating to Hazardous Substances.

(e)          Neither Parent nor any Parent Subsidiary has assumed by contract, operation of law or otherwise, any liability of any person under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(f)           Neither Parent nor any Parent Subsidiary has caused, and to the Knowledge of Parent, no third party has caused any Release of a Hazardous Substance that would reasonably be expected to result in liability to Parent or any Parent Subsidiary under any Environmental Law or relating to Hazardous Substances.

(g)          Neither Parent nor any Parent Subsidiary has transported, disposed, or arranged for the transport, treatment or disposal of Hazardous Substances at any location such that Parent or such Parent Subsidiary, is or would reasonably be expected to be liable or become the subject of any Action under Environmental Law or with respect to Hazardous Substances.

(h)          Section 5.16(h) of the Parent Disclosure Letter sets forth a true and complete list of all active, pending or threatened environmental contamination investigations, plans or remedial obligations of Parent or any Parent Subsidiary, including a brief description of each such investigation, plan or obligation.

Section 5.17          Properties.

(a)          Section 5.17(a) of the Parent Disclosure Letter sets forth a true and complete list of the address and common name of each Parent Property and identifies each Parent Property under which Parent or any Parent Subsidiary is a lessee or sublessee, including any other real property in which Parent or any Parent Subsidiary holds any air rights. Section 5.17(a) of the Parent Disclosure Letter sets forth a true and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by Parent or a Parent Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary as lessee or sublessee after the date of this Agreement. Except for any pending acquisitions under contract disclosed on Section 6.2 of the Parent Disclosure Letter, there are no real properties that either Parent or any Parent Subsidiary is obligated to buy, lease or sublease at some future date. Section 5.17(a) of the Parent Disclosure Letter sets forth a true and complete list of the mortgage notes receivables and commercial mortgage backed and similar securities owned by Parent or any Parent Subsidiary.

(b)          Either Parent or a Parent Subsidiary owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) or air rights to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens none of which Parent Permitted Liens have had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 5.17(b) of the Parent Disclosure Letter describes the material Parent Permitted Liens which are being contested in good faith by appropriate proceedings.

(c)          Neither Parent nor any of the Parent Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)          No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Parent Properties as currently used and operated or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Parent Properties has failed to be obtained or is not in full force and effect, and neither Parent nor any Parent Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e)          Except as listed on Section 5.17(e) of the Parent Disclosure Letter, since January 1, 2019, no written notice to the effect that there are condemnation, eminent domain or similar proceedings or material rezoning proceedings has been received or is pending with respect to any material portion of any of the Parent Properties, and, to the Knowledge of Parent, since January 1, 2019, no (i) condemnation or material rezoning proceedings are threatened with respect to any material portion of any of the Parent Properties, and (ii) no zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Parent Property, which violation or any enforcement action related thereto would prevent the Parent Property and any associated improvements from continuing to be operated in the ordinary course of business.

(f)             Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the rent rolls for each of the Parent Properties, as of June 30, 2021, which rent rolls have previously been made available by or on behalf of Parent or any Parent Subsidiary to Company (including an indication of whether any Parent Property is subject to net leases), are true and correct in all respects and (i) correctly reference each lease or sublease that was in effect as of June 30, 2021 and to which Parent or a Parent Subsidiary is a party as lessor or sublessor with respect to each of the Parent Properties and (ii) identify the rent payable under the Parent Lease as of such date. Parent or a Parent Subsidiary has received all security deposits required by the applicable Parent Lease other than immaterial deficiencies, and such security deposits have been held and applied in all material respects in accordance with Law and the applicable Parent Leases.

(g)            True and complete (in all material respects) copies of all ground leases with respect to the Parent Properties where Parent or any Parent Subsidiary is the lessee or sublessee, in each case in effect as of the date hereof, have been made available to Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or as disclosed on Section 5.17(g) of the Parent Disclosure Letter, (i) neither Parent nor any Parent Subsidiary is and, to the Knowledge of Parent, no other party is in breach or violation of, or default under, any of the (x) ground leases with respect to the Parent Properties where Parent or any Parent Subsidiary is the lessee or sublessee and (y) Parent Leases (A) for real property in excess of 15,000 square feet or (B) providing for aggregate annual base rent in an amount in excess of $750,000 (the “Material Parent Leases”), (ii) no event has occurred that would result in a breach or violation of, or a default under, any Material Parent Lease by Parent or any Parent Subsidiary, or, to the Knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material Parent Lease is in monetary default under such Material Parent Lease, (iii) no tenant under a Material Parent Lease is the beneficiary or has the right to become a beneficiary of (A) a loan or forbearance from Parent or any Parent Subsidiary in connection with COVID-19 or COVID-19 Measures, unless set forth on Section 5.17(g) of the Parent Disclosure Letter, or (B) any other loans or forbearances from Parent or any Parent Subsidiary in excess of $500,000 in the aggregate, and (iv) each Material Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Parent Subsidiary and, to the Knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as disclosed on Section 5.17(g) of the Parent Disclosure Letter, (x) neither Parent nor any Parent Subsidiary has received written notice from any tenant under any Material Parent Lease that such tenant is challenging the calculation of any amounts to be paid by any such tenant under any Material Parent Lease which has not been resolved, (y) no tenant under a Material Parent Lease is currently asserting in writing a right to cancel or terminate such Material Parent Lease prior to the end of the current term, and (z) neither Parent nor any Parent Subsidiary has received a notice of any insolvency or bankruptcy proceeding involving any tenant under a Material Parent Lease. No tenant under a Material Parent Lease is in monetary default in an amount in excess of $250,000 relating to the payment of any amounts payable under such Material Parent Lease.

(h)            To the Knowledge of the Parent and except as set forth in Section 5.17(h) of the Parent Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting any of the Parent Properties. Neither Parent nor any Parent Subsidiary has received any written notice of (and Parent and Parent Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any Parent Property or of any proposed public improvement assessments that, in any of the foregoing, will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Parent and Parent Subsidiaries, considered as a whole, in each case, to the extent such Tax is on a Parent Property for which Parent is not entitled by the terms of Parent Leases to be reimbursed for a significant portion of such Tax.

(i)             As of the date of this Agreement, no material purchase option has been exercised under any Parent Lease for which the purchase has not closed prior to the date of this Agreement.

(j)             Except for Parent Permitted Liens, as set forth in Parent Leases, joint venture agreements and title documents provided to Company prior to the date hereof or as set forth on Section 5.17(j) of the Parent Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any material portion thereof and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any material portion thereof that is owned by any Parent Subsidiary, which, in each case, is in favor of any party other than Parent or a Parent Subsidiary (a “Parent Third Party”).

(k)            Except pursuant to a Parent Lease, or any ground lease affecting any Parent Property, neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which Parent or any Parent Subsidiary manages or manages the development of any real property for any Parent Third Party.

(l)             Except as would not, individually or in the aggregate, materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as would not have a material adverse impact on Parent, Parent and each Parent Subsidiary, as applicable, are in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). Since January 1, 2019, no written claim has been made against any Parent Title Insurance Policy that would be material to any Parent Property.

(m)            Section 5.17(m) of the Parent Disclosure Letter lists each Parent Property that is (i) under development (or for which development is imminent) as of the date hereof (other than normal repair, maintenance and landlord or tenant improvement projects in the ordinary course of business) or (ii) subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(n)            Section 5.17(n) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of Parent Properties currently managed by each such party.

(o)            The Parent Properties (x) are supplied with utilities and other services as reasonably required for their continued operation as they are now being operated, (y) are, to the Knowledge of Parent, either (A) sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Company or (B) scheduled for maintenance or repair in the ordinary course of business, and (z) are, to the Knowledge of Parent, adequate and suitable for the purposes for which they are presently being used.

(p)            To the Knowledge of Parent, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(q)            Parent and any Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy) except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s or any Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not and would not reasonably be expected to have a Parent Material Adverse Effect.

(r)            With respect to any Parent Property that includes or is adjacent to any Shadow Anchor that is owned by a third party (other than Parent or a Parent Subsidiary) since January 1, 2019, neither Parent nor to the Knowledge of Parent any Shadow Anchor or any other party has received written notice of material default under any reciprocal easement agreement or joint operating agreement or similar agreement that relates to the operation of such Parent Property.

(s)            Section 5.17(s) of the Parent Disclosure Letter sets forth a list of all outstanding obligations of Parent or any Parent Subsidiary for Tenant Improvements as of the date of this Agreement, which individually exceed $2,000,000, including (i) the applicable Parent Lease, (ii) the total amount of such Tenant Improvement obligation and (iii) a brief description.

Section 5.18          Material Contracts.

(a)            Except for contracts listed in Section 5.18(a) of the Parent Disclosure Letter, this Agreement or contracts filed as exhibits to the Parent SEC Documents, as of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i)               is required to be filed as an exhibit to the Parent SEC Documents pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act (but for the avoidance of doubt, no Parent Benefit Plan);

(ii)             obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease or any ground lease affecting any Parent Property;

(iii)             contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of Parent or any Parent Subsidiary, or that otherwise restricts or limits, in each case, in any material respect, the lines of business conducted by Parent or any Parent Subsidiary or the geographic area in which Parent or any Parent Subsidiary may conduct business, other than any ground lease or exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by Parent and its Subsidiaries in the ordinary course of business;

(iv)           is an agreement that obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or a Parent Subsidiary is the indemnitor (other than the Parent Declaration of Trust and Parent Bylaws and the Organizational Documents of the Parent Subsidiaries);

(v)             constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $5,000,000 other than (x) surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon and (y) any contract solely among or between the Parent and its wholly owned Subsidiaries;

(vi)             requires Parent or any Parent Subsidiary to dispose of or acquire assets or real properties (other than in connection with the expiration of a Parent Lease or a ground lease affecting any Parent Property) with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Parent Lease or any ground lease affecting any Parent Property;

(vii)            constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(viii)          sets forth the operational terms of a joint venture, partnership, limited liability company with a Parent Third Party member or strategic alliance of Parent or any Parent Subsidiary;

(ix)            constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to and expressly disclosed in Parent Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $2,000,000;

(x)             constitutes an agreement under which Parent or a Parent Subsidiary has purchased or sold real property and has uncompleted financial obligations in excess of $2,000,000; or

(xi)             requires payment of commissions (including leasing commissions on brokerage fees) or Tenant Improvement costs, allowances or other concessions in excess of $2,000,000.

(b)            Each contract in any of the categories set forth in Section 5.18(a) to which Parent or any Parent Subsidiary is a party or by which it is bound is referred to herein as a “Parent Material Contract.”

(c)            Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the Knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation or breach of, or default under, any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation of or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.19            Insurance.           Section 5.19 of the Parent Disclosure Letter sets forth a list of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for all Parent Properties (the “Parent Insurance Policies”). The Parent Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Parent Lease. Except as individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all premiums due and payable under all the Parent Insurance Policies have been paid, and Parent and the Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. Except as individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect, there is no claim for coverage by Parent or any Parent Subsidiary pending under any of the Parent Insurance Policies that has been denied or disputed by the issuer. To the Knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Since January 1, 2019, no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.20           Opinion of Financial Advisor.             The Parent Board has received the oral opinion of BofA Securities, Inc. (to be confirmed in writing), to the effect that, as of the date of such opinion and based on and subject to the various qualifications, assumptions and limitations set forth therein, that the Exchange Ratio is fair, from a financial point of view, to Parent.

Section 5.21           Approval Required. The affirmative votes of holders of a majority of the votes cast by the holders of Parent Common Shares at the Parent Shareholder Meeting to approve the issuance of the Parent Common Shares to be issued in the Merger is the only votes of holders of securities of Parent required to approve the issuance of the Parent Common Shares to be issued in the Merger.

Section 5.22           Brokers. Except for the fees and expenses payable to BofA Securities, Inc. and KeyBanc Capital Markets Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, or any Parent Subsidiary; true and complete copies of the agreement with respect to the engagement of BofA Securities, Inc. and the agreement with respect to the engagement of KeyBanc Capital Markets Inc. have previously been made available to Company.

Section 5.23            Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.24           Takeover Statutes. The Parent Board has taken all action necessary to render inapplicable to the Merger and the other transactions contemplated by this Agreement the restrictions on business combinations and control share acquisitions contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. To the Knowledge of Parent, no other Takeover Statute is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Neither Parent nor any Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Company as defined in Section 3-601 of the MGCL.

Section 5.25           Related Party Transactions. Except for this Agreement or as set forth in the Parent SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Except for agreements not required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC, Section 5.25 of the Parent Disclosure Letter sets forth each agreement between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than the Parent Subsidiaries) of Parent, on the other hand.

Section 5.26           Sufficient Funds. Parent has available sufficient cash or lines of credit available to pay the Fractional Share Consideration, and Parent will have, at the Closing, all amounts required to be paid by Parent in connection with the consummation of the transactions contemplated by this Agreement and any other related fees and expenses.

Section 5.27           No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Parent nor any other Person on behalf of Parent has made any representation or warranty, expressed or implied, with respect to Parent or Parent Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or Parent Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Parent in this Article 5, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of Company or any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent or any of its Representatives.

Section 5.28           Merger Sub. All of the authorized membership interests of Merger Sub are, and at the Effective Time will be, owned by Parent and such membership interests are validly issued and outstanding. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Article 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1             Conduct of Business by Company.

(a)            Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (v) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, (w) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or COVID-19 Measures, provided that such action (or omission) is reasonably consistent with Company’s and Company Subsidiaries’ actions taken (or omitted) prior to the date hereof in response to COVID-19 or COVID-19 Measures and discussed in advance with Parent, (x) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly required or expressly permitted pursuant to this Agreement, or (z) as otherwise set forth in Section 6.1 of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company’s or any Company Subsidiary’s control excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) keep available the services of its present officers, (D) maintain all Company Insurance Policies and (E) maintain the status of Company as a REIT.

(b)            Without limiting the foregoing, Company covenants and agrees that, during the Interim Period, except (w) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, (x) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned (it being understood that with respect to items requiring consent pursuant to clause (xi) below (regarding certain Company Leases) if, within two (2) Business Days after Company provides notice requesting Parent’s consent pursuant to this Section 6.1(b), Parent has not either affirmatively provided or withheld consent or reasonably requested additional information from Company with respect to such request, Company may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.1(b), and to the extent no response is received from Parent within one (1) Business Days after Company delivers such second notice, Parent’s consent shall be deemed given)), (y) as may be expressly required or expressly permitted by this Agreement, or (z) as set forth in Section 6.1 of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i)            amend (A) the Company Charter or the Company Bylaws, (B) such comparable Organizational Documents of any Company Subsidiary, if such amendment would be materially adverse to Company or Parent or (C) exempt or waive any stock ownership limit or create or increase an Excepted Holder Limit (as defined in the Company Charter) under the Company Charter;

(ii)            split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii)            declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment by Company of regular quarterly dividends, aggregated and paid quarterly in accordance with past practice, at a quarterly rate not to exceed $0.075 per share of Company Common Stock, (B) the declaration and payment of dividends in accordance with Section 7.12, (C) the declaration and payment of dividends or other distributions to Company by any directly or indirectly wholly owned Company Subsidiary, and (D) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by Company, in accordance with the requirements of the Organizational Documents of such Company Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii) and Section 7.12, Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Company and any Company Subsidiary that is qualified as a REIT under the Code as of the date hereof to maintain its status as a REIT under the Code or applicable state Law and avoid or reduce the imposition of any entity-level income or excise Tax under the Code or applicable state Law, after taking into account the dividends made or expected to be made pursuant to Section 7.12(a) (any such dividend, a “Permitted REIT Dividend”);

(iv)            redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its beneficial interests or other equity interests of Company or a Company Subsidiary,

other than (A) the acquisition by Company of shares of Company Common Stock in connection with the forfeiture or surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Option in connection with the exercise of such Company Option, (B) the forfeiture or withholding of shares of Company Common Shares to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards in each case in accordance with the terms and conditions of the Company Equity Incentive Plans and award agreements applicable to such Company Equity Awards as of the date of this Agreement and (C) the creation of new wholly owned Company Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement (including the other provisions of this Section 6.1(b));

(v)            except for (A) transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, (B) issuances of shares of Company Common Stock upon the exercise of any Company Option and issuances of shares of Company Common Stock upon the vesting or scheduled delivery of shares pursuant to, Company Equity Awards, in each case in accordance with the terms and conditions of the Company Equity Incentive Plans and award agreements applicable to such Company Equity Awards as of the date of this Agreement, or (C) as otherwise contemplated in Section 6.1(b)(vi), issue, sell, pledge, dispose, encumber or grant any shares of Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company’s or any of the Company’s Subsidiaries’ capital stock or other equity interests;

(vi)            acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than acquisitions of personal property amounting to less than $1,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary and (B) the prospective acquisitions listed on Section 6.1 of the Company Disclosure Letter, subject to the aggregate amount set forth thereon;

(vii)            sell, mortgage, pledge, lease, license, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any real property, personal property (other than sales or dispositions of personal property amounting to less than $1,000,000 in the aggregate), intangible property, Company Intellectual Property or interest in any corporation, partnership, limited liability company or other business organization, except (A) transfers by Company, or any wholly-owned Company Subsidiary, with, to or from any existing wholly-owned Company Subsidiary,(B) the pending dispositions set forth on Section 6.1 of the Company Disclosure Letter and (C) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice;

(viii)            incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Company or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness in an aggregate principal amount not to exceed $20,000,000 at any time outstanding incurred under Company’s existing revolving credit facility for (1) working capital purposes in the ordinary course of business consistent with past practice, (2) payment of dividends permitted by Section 6.1(b)(iii) and Section 7.12, (3) Tenant Improvements at any of the Company Properties in the ordinary course of business consistent with past practice, (4) any development or redevelopment activities of the Company as set forth on Section 6.1 of the Company Disclosure Letter and (5) in connection with funding any transactions permitted by this Section 6.1(b) and (B) Indebtedness of any wholly owned Company Subsidiary to the Company or to another wholly owned Company Subsidiary;

(ix)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Company or a wholly owned Company Subsidiary to Company or a wholly owned Company Subsidiary, (B) capital contributions, loans, advances or investments required to be made under any Company Leases or ground leases pursuant to which any third party is a lessee or sublessee on any Company Property or any existing joint venture arrangements to which Company or a Company Subsidiary is a party as of the date of this Agreement, and (C) investments permitted pursuant to Section 6.1(b)(vi);

(x)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any (A) Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), or (B) Company Related Party Agreement, in each case other than (1) any termination or renewal in accordance with the terms of any such contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary, (2) the entry into any modification or amendment of, or waiver or consent under, any Indebtedness to which Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect Company, any Company Subsidiary, Parent or any Parent Subsidiary, (3) in connection with any Tenant Improvements at any of the Company Properties in the ordinary course of business consistent with past practice, (4) in connection with the development or redevelopment activities of Company and the Company Subsidiaries set forth on Section 6.1 of the Company Disclosure Letter, or (5) as otherwise expressly permitted by other sections of this Section 6.1(b);

(xi)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Material Company Lease), except for (A) any termination, modification or renewal in accordance with the terms of any such lease that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary or (B) as set forth in Section 6.1(b) of the Company Disclosure Letter; provided that solely for references to Material Company Lease in this Section 6.1(b)(xi), the threshold amounts in clauses (A) and (B) of the definition of “Material Company Lease” shall be deemed to be “10,000 square feet” and “$500,000” respectively;

(xii)            make any payment, direct or indirect, of any liability of Company or any Company Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions of Company Properties or refinancings of any Indebtedness otherwise expressly permitted by other sections of this Section 6.1(b);

(xiii)           waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (1) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement (but only in connection with the specific Action or claim to which the reserved amount relates) or (2) that do not exceed $500,000 individually or $2,500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Company or any Company Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Company or any Company Subsidiary, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii)) and any matter relating to the condemnation proceedings set forth on Section 4.17(e) of the Company Disclosure Letter, and (D) are with respect to any Action involving any present, former or purported holder or group of holders of Company Common Stock in accordance with Section 7.8(c);

(xiv)           except as required by applicable Law or any Company Benefit Plans, or as set forth on Section 6.1 of the Company Disclosure Letter, (A) hire or terminate (without cause) any director or employee at the level of vice president or above of Company or any Company Subsidiary or promote or appoint any Person to a position of director or vice president or above of Company or any Company Subsidiary (other than to replace any officer that departs after the date of this Agreement), (B) materially increase in any manner (or accelerate the vesting, payment or funding of) the amount, rate or terms of compensation or benefits of any officer or director of Company or any Company Subsidiary or, other than in the ordinary course of business and consistent with past practice, any other employee or individual service provider of Company or any Company Subsidiary, (C) enter into, adopt, materially amend or terminate any Company Benefit Plan, (D) amend or waive any of its rights under, or accelerate the vesting, payment or exercisability under, any provision of any of the Company Equity Incentive Plans or any provision of any contract evidencing any Company Equity Award or otherwise modify any of the terms of any outstanding Company Equity Award, or (E) enter into any contract with any labor union or similar organization, including a collective bargaining agreement;

(xv)            fail to maintain all financial books and records in all material respects in accordance with GAAP (or any binding interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2021, except as required by a change in GAAP (or any binding interpretation thereof) or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP, the SEC or the Financial Accounting Standards Board or any similar organization;

(xvi)           enter into any new line of business or form or enter into any new funds or joint ventures;

(xvii)          fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)         enter into or modify in a manner adverse to Company or Parent any Company Tax Protection Agreement, or make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (1) to preserve Company’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)            take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)            adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) or 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to Company or to prevent or impair the ability of Company to consummate the Merger;

(xxi)            except (A) pursuant to Company’s budgeted items set forth on Section 6.1 of the Company Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Company Properties in the ordinary course of business consistent with past practice, (C) in connection with the development or redevelopment activities of Company and the Company Subsidiaries set forth on Section 6.1 of the Company Disclosure Letter, and (D) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Company Properties or as is reasonably necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, Company shall provide notice to Parent and promptly as practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $250,000 individually, or $1,000,000 in the aggregate;

(xxii)           amend or modify the compensation terms or any other obligations of Company contained in any engagement letter with Company’s financial advisor in connection with the Merger in a manner materially adverse to Company, any Company Subsidiary, the Surviving Entity or Parent or engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xxiii)          except to the extent permitted by Section 7.3, take any action that would, or would reasonably be expected to, prevent or delay the consummation of the transactions contemplated by this Agreement; or

(xxiv)          authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)            Notwithstanding anything to the contrary set forth in this Agreement, (i) subject to Section 7.12, nothing in this Agreement shall prohibit Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to Company, is reasonably necessary for Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of Company in accordance with this Agreement, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, and (ii) Company’s obligations under this Section 6.1 to act or refrain from acting, or to cause Company Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the Organizational Documents of such entity and its subsidiaries, and (B) the scope of Company’s or Company Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 6.2             Conduct of Business by Parent.

(a)            Parent covenants and agrees that, during the Interim Period, except (v) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Parent or any Parent Subsidiary, (w) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or COVID-19 Measures, provided that such action (or omission) is reasonably consistent with Parent’s and Parent Subsidiaries’ actions taken (or omitted) prior to the date hereof in response to COVID-19 or COVID-19 Measures and discussed in advance with Company, (x) as may be consented to in advance in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly required or expressly permitted pursuant to this Agreement, or (z) as set forth in Section 6.2 of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent’s or any Parent Subsidiary’s control excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) keep available the services of its present officers, (D) maintain all Parent Insurance Policies and (E) maintain the status of Parent as a REIT.

(b)            Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except (w) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any

Company Subsidiary, (x) as may be consented to in writing by Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned (it being understood that with respect to items requiring consent pursuant to clause (xi) below (regarding certain Parent Leases) if, within two (2) Business Days after Parent provides notice requesting Company’s consent pursuant to this Section 6.1(b), Company has not either affirmatively provided or withheld consent or reasonably requested additional information from Parent with respect to such request, Parent may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.2(b), and to the extent no response is received from Company within one (1) Business Days after Parent delivers such second notice, Company’s consent shall be deemed given)), (y) as may be expressly required or expressly permitted by this Agreement, or (z) as set forth in Section 6.2 of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any Parent Subsidiary to, do any of the following:

(i)              amend (A) the Parent Declaration of Trust or the Parent Bylaws (other than any amendment necessary to effect the Merger and the other transactions contemplated hereby), (B) such comparable Organizational Documents of any Parent Subsidiary if such amendment would be materially adverse to Parent or Company or (C) exempt or waive the share ownership limit or create or increase an Excepted Holder Limit (as defined in the Parent Declaration of Trust) under the Parent Declaration of Trust;

(ii)             split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent or any Parent Subsidiary (other than any wholly owned Parent Subsidiary);

(iii)            declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular dividends, aggregated and paid quarterly in accordance with past practice at a quarterly rate not to exceed $0.18 per Parent Common Share, (B) the declaration and payment of dividends in accordance with Section 7.12, (C) the declaration and payment of dividends or other distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary, and (D) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the Organizational Documents of such Parent Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii) and Section 7.12, Parent and any Parent Subsidiary shall be permitted to make Permitted REIT Dividends;

(iv)            redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its beneficial interests or other equity interests of Parent or a Parent Subsidiary, other than (A) pursuant to Article VIII of the Parent Declaration of Trust, (B) the acquisition by Parent of Parent Common Shares in connection with the forfeiture or surrender of Parent Common Shares by holders of Parent options in order to pay the exercise price of the Parent option in connection with the exercise of such Parent option, (C) the forfeiture or withholding of Parent Common Shares to satisfy withholding Tax obligations with respect to outstanding awards granted pursuant to the Parent Equity Incentive Plans and issuances under the Parent DRIP and Parent’s 2008 Employee Share Purchase Plan, in each case in accordance with the terms and conditions applicable to such equity awards as of the date of this Agreement, (D) redemption of Parent OP Units and exchanges of LTIP and AO LTIP units for Parent OP Units in accordance with the Parent LP Agreement and the applicable award agreement, and (E) the creation of new wholly owned Parent Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement (including the other provisions of this Section 6.2(b));

(v)            except for (A) transactions among Parent and one or more wholly owned Parent Subsidiaries or among one or more wholly owned Parent Subsidiaries, (B) issuances of Parent Common Shares upon the exercise or settlement of any Parent option and issuances of equity or equity-based awards under the Parent Equity Incentive Plans, Parent’s 2008 Employee Share Purchase Plan or the Parent DRIP, (C) redemptions of Parent OP Units for Parent Common Shares and exchanges of LTIP or AO LTIP units for Parent OP Units in accordance with the Parent LP Agreement and applicable award agreement, (D) pursuant to Parent’s “at the market” equity offering program for cash, not to exceed the amounts and on the terms set forth on Section 6.2 of the Parent Disclosure Letter, or (E) as otherwise contemplated in Section 6.2(b)(vi), issue, sell, pledge, dispose, encumber or grant any shares of Parent’s or any of the Parent Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent’s or any of the Parent Subsidiaries’ capital stock or other equity interests;

(vi)           acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property amounting to less than $1,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Parent or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary, and (B) the prospective acquisitions listed on Section 6.2 of the Parent Disclosure Letter, subject to the aggregate amount set forth thereon;

(vii)          sell, mortgage, pledge, lease, license, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any real property, personal property (other than sales or dispositions of personal property amounting to less than $1,000,000 in the aggregate), intangible property, Parent Intellectual Property or interest in any corporation, partnership, limited liability company or other business organization, except (A) transfers by Parent, or any wholly-owned Parent Subsidiary, with, to or from any existing wholly-owned Parent Subsidiary, (B) the pending dispositions set forth on Section 6.2 of the Parent Disclosure Letter, (C) any other sales, transfers or dispositions of any property or assets, including deeds in lieu of foreclosure, at a total value less than $10,000,000 in the aggregate (less any indebtedness paid off, assumed or for which Parent or a Parent Subsidiary is no longer a primary obligor thereunder) in the ordinary course of business consistent with past practice and that would not, or would not reasonably be expected, to prevent, materially alter or materially delay the ability of Parent to consummate the Merger, and (D) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice;

(viii)         incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Parent or any of the Parent Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Parent Subsidiary), except (A) Indebtedness in an aggregate principal amount not to exceed

$20,000,000 at any time outstanding incurred under Parent’s existing revolving credit facility for (1) working capital purposes in the ordinary course of business consistent with past practice, (2) payment of dividends permitted by Section 6.2(b)(iii) and Section 7.12, (3) Tenant Improvements at any of the Parent Properties in the ordinary course of business consistent with past practice, (4) any development or redevelopment activities of Parent as set forth on Section 6.2 of the Parent Disclosure Letter, and (5) in connection with funding any transactions permitted by this Section 6.2(b) and (B) Indebtedness of any wholly owned Parent Subsidiary to Parent or to another wholly owned Parent Subsidiary;

(ix)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, trustees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Parent or a wholly owned Parent Subsidiary to Parent or a wholly owned Parent Subsidiary, (B) capital contributions, loans, advances or investments required to be made under any Parent Leases or ground leases pursuant to which any third party is a lessee or sublessee on any Parent Property or any existing joint venture arrangements to which Parent or a Parent Subsidiary is a party as of the date of this Agreement and (C) investments permitted pursuant to Section 6.2(b)(vi);

(x)             enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Material Contract (or any contract that, if existing as of the date hereof, would be a Parent Material Contract), other than (A) any termination or renewal in accordance with the terms of any such contract that occurs automatically without any action (other than notice of renewal) by Parent or any Parent Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any Indebtedness to which Parent or any Parent Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect Parent, any Parent Subsidiary or Company or any Company Subsidiary, (C) in connection with any Tenant Improvements at any of the Parent Properties in the ordinary course of business consistent with past practice, (D) in connection with the development or redevelopment activities of Parent and the Parent Subsidiaries set forth on Section 6.2 of the Parent Disclosure Letter, or (E) as otherwise expressly permitted by other sections of this Section 6.2(b);

(xi)           enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Parent Lease, except for (A) any termination, modification or renewal in accordance with the terms of any such lease that occurs automatically without any action (other than notice of renewal) by Parent or any Parent Subsidiary or (B) as set forth in Section 6.2(b) of the Parent Disclosure Letter; provided that solely for references to Material Parent Lease in this Section 6.2(b)(xi), the threshold amounts in clauses (A) and (B) of the definition of “Material Parent Lease” shall be deemed to be “10,000 square feet” and “$500,000” respectively;

(xii)           make any payment, direct or indirect, of any liability of Parent or any Parent Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions of

Parent Properties or refinancings of any Indebtedness otherwise expressly permitted by other sections of this Section 6.2(b);

(xiii)          waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (1) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Parent included in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (but only in connection with the specific Action or claim to which the reserved amount relates) or (2) that do not exceed $500,000 individually or $2,500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Parent or any Parent Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by Parent or any of the Parent Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xviii)) and any matter relating to the condemnation proceedings set forth on Section 5.17(e) of the Parent Disclosure Letter, and (D) are with respect to any Action involving any present, former or purported holder or group of holders of Parent Common Shares or Parent OP Units in accordance with Section 7.8(c);

(xiv)         except as required by applicable Law or any Parent Benefit Plans, or as set forth on Section 6.2 of the Parent Disclosure Letter, (A) hire or terminate (without cause) any employee at the level of vice president or above of Parent or any Parent Subsidiary or promote or appoint any Person to a position of vice president or above of Parent or any Parent Subsidiary (other than to replace any officer that departs after the date of this Agreement), (B) materially increase in any manner (or accelerate the vesting, payment or funding of) the amount, rate or terms of compensation or benefits of any employee at the level of vice president or above of Parent or any Parent Subsidiary, (C) enter into, adopt, materially amend or terminate any Parent Benefit Plan, (D) amend or waive any of its rights under, or accelerate the vesting, payment or exercisability under, any provision of any of the Parent Equity Incentive Plans or any provision of any contract evidencing any Parent option or equity or equity-based awards under the Parent Equity Incentive Plans or otherwise modify any of the terms of any such outstanding award, or (E) enter into any contract with any labor union or similar organization, including a collective bargaining agreement;

(xv)          fail to maintain all financial books and records in all material respects in accordance with GAAP (or any binding interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2021, except as required by a change in GAAP (or any binding interpretation thereof) or in applicable Law, or make any change, with respect to accounting policies, principles or practices, unless required by GAAP, the SEC or the Financial Accounting Standards Board or any similar organization;

(xvi)         enter into any new line of business or form or enter into any new funds or joint ventures;

(xvii)        fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)       enter into or modify in a manner adverse to Company or Parent any Parent Tax Protection Agreement, or make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (1) to preserve Parent’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)           take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)           adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) or 6.2(b)(vii) in a manner that would not reasonably be expected to be materially adverse to Parent or to prevent or impair the ability of Parent to consummate the Merger;

(xxi)          except (A) pursuant to Parent’s budgeted items set forth on Section 6.2 of the Parent Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Parent Properties in the ordinary course of business consistent with past practice, (C) in connection with the development or redevelopment activities of Parent and the Parent Subsidiaries set forth on Section 6.2 of the Parent Disclosure Letter, and (D) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Parent Properties or as is reasonably necessary in the event of an emergency situation, after prior notice to Company (provided, that if the nature of such emergency renders prior notice to Company impracticable, Parent shall provide notice to Company and promptly as practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $250,000 individually, or $1,000,000 in the aggregate;

(xxii)         amend or modify the compensation terms or any other obligations of Parent contained in any engagement letter with Parent’s financial advisors in connection with the Merger in a manner materially adverse to Parent, any Parent Subsidiary or Company or engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xxiii)        except to the extent permitted by Section 7.4, take any action that would, or would reasonably be expected to, prevent or delay the consummation of the transactions contemplated by this Agreement; or

(xxiv)        authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, (i) subject to Section 7.12, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to shareholders of Parent in accordance with this Agreement, or to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code and (ii) Parent’s obligations under this Section 6.2 to act or refrain from acting, or to cause Parent Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the Organizational Documents of such entity and its subsidiaries, and (B) the scope of Parent or Parent Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 6.3             No Control of Other Party’s Business. Nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Company or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article 7

ADDITIONAL COVENANTS

Section 7.1             Preparation of the Form S-4, the Joint Proxy Statement; Stockholders Meetings.

(a)           As promptly as reasonably practicable (but in any event no more than forty-five (45) days) following the date of this Agreement, (i) Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Shares issuable in the Merger, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and Parent Shareholder Meeting. Each of Company and Parent, as applicable, shall use its reasonable best efforts to (A) have the Joint Proxy Statement cleared and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, (C) mail or deliver the Joint Proxy Statement to its shareholders as promptly as practicable after the Form S-4 is declared effective and (D) keep the Form S-4 effective for so long as is necessary to complete the Merger. Each of Company and Parent shall furnish all information required to be disclosed in the Form S-4 and Joint Proxy Statement or as may reasonably be requested concerning itself, its Affiliates and its shareholders to the other, including all information necessary for the preparation of pro forma financial statements, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. Each of Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares in the Merger, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such actions.

(b)            If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Approval, any information relating to Company or Parent, or any of their respective Affiliates, should be discovered by Company or Parent which, in the reasonable judgment of Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4/Joint Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Company and the shareholders of Parent. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.14, Section 5.14 and this Section 7.1, any information concerning or related to Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by Company, and any information concerning or related to Parent, Merger Sub or their Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c)           As promptly as practicable following the date upon which the Form S-4 becomes effective under the Securities Act, Company shall, in accordance with applicable Law and the Company Charter and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting and shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting. Company shall, through the Company Board, recommend to its stockholders that they provide the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.3(b). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Merger and the other transactions contemplated hereby; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponements or adjournments required by applicable Law).

(d)           As promptly as practicable following the date upon which the Form S-4 is declared effective under the Securities Act, Parent shall, in accordance with applicable Law and the Parent Declaration of Trust and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Shareholder Meeting and shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Parent entitled to vote at the Parent Shareholder Meeting and to hold the Parent Shareholder Meeting and to hold the Parent Shareholder Meeting. Parent shall, through the Parent Board, recommend to its shareholders that they provide the Parent Shareholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 7.4(b). Notwithstanding the foregoing provisions of this Section 7.1(d), if, on a date for which the Parent Shareholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Common Shares to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Merger and the other transactions contemplated hereby; provided, that the Parent Shareholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Shareholder Meeting was originally scheduled (excluding any postponements or adjournments required by applicable Law).

(e)            Each of Parent and Company shall cooperate and use their reasonable best efforts to cause the Parent Shareholder Meeting and the Company Stockholder Meeting to be held on the same date and as soon as reasonably practicable after the date of this Agreement.

(f)            Notwithstanding anything to the contrary in this Agreement, Parent, in its sole discretion, may submit a proposal at the Parent Shareholder Meeting for approval to amend the Parent Declaration of Trust to increase the authorized number of shares of Parent; it being understood that the consummation of the Merger shall not be conditioned on approval of such proposal (if submitted), including that no issuance otherwise permitted under Section 6.2(b)(v) shall require approval of such proposal at the Parent Shareholder Meeting.

Section 7.2            Access to Information; Confidentiality.

(a)           During the Interim Period, to the extent permitted by applicable Law and contracts, upon reasonable advanced notice and at the reasonable request of the other Party, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of Company and Parent, solely for the purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, shall, and shall cause each of Company Subsidiaries and the Parent Subsidiaries, respectively, to, afford to the Representatives of such other Party reasonable access during normal business hours to all of their respective properties (provided that no invasive testing may be conducted), offices, books, contracts, personnel and records; provided that all such access shall be coordinated through the other Party or its Representatives in accordance with such procedures as they may reasonably jointly establish. and, during such period, each of Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants; provided that any access to properties and personnel shall be subject to reasonable requirements established by the providing Party with respect to COVID-19 or COVID-19 Measures. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2 is made and the Parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4 or Article 5, and no investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of Company or of Parent respectively, contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither Company nor Parent shall be required by this Section 7.2(a) to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to the disclosing Party. The Parties will cooperate in good faith to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Company and Parent will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Except as otherwise provided in this Agreement, prior to the Effective Time, each of Parent and Company shall not, and shall cause their respective

Representatives and Affiliates not to, contact or otherwise communicate with parties with which the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict Parent or Company and their respective Representatives and Affiliates from contacting such parties in pursuing the business of Parent and Company respectively operating in the ordinary course).

(b)            Each of Company and Parent will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3             No Solicitation; Company Acquisition Proposals.

(a)            Except as expressly permitted by this Section 7.3, Company shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit any Representatives of Company or any of the Company Subsidiaries to, and shall instruct and use its reasonable best efforts to cause such Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal or any other effort or attempt to make or implement a Company Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data in connection with, any Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (iii) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement in each case related to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement) or requiring or having the effect of requiring Company to abandon, terminate or violate its obligations hereunder or fail to consummate the Merger (each, a “Company Alternative Acquisition Agreement”), or (iv) agree to or propose publicly to do any of the foregoing. Company shall, and shall cause each of the Company Subsidiaries and shall use its commercially reasonable efforts to cause the Representatives of Company and the Company Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives, (C) terminate the access of any such Person (other than Parent, the Parent Subsidiaries and any of their respective Representatives) to any “data room” hosted by Company, the Company Subsidiaries or any of their respective Representatives relating to any Company Acquisition Proposal, and (D) not terminate, waive, amend, release or modify, any provision of any confidentiality, standstill (including any standstill provisions contained in any confidentiality or other agreement) or any similar agreement with respect to a Company Acquisition Proposal to which it or any of its Affiliates, including the Company Subsidiaries, or Representatives is a party, or any Takeover Statute, or otherwise fail to enforce any of the foregoing. Notwithstanding the foregoing (but subject to this Section 7.3(a)), if, at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) Company receives an unsolicited bona fide Company Acquisition Proposal, (2) such Company Acquisition Proposal was not the result of a violation of this Section 7.3(a), (3) the Company Board determines in good faith (after consultation with Company’s outside counsel and financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be likely lead to a Company Superior Proposal, and (4) the Company Board determines in good faith (after consultation with Company’s outside counsel) that the failure to do so would be inconsistent with its duties under applicable Law, then, subject to compliance with the other terms of this Section 7.3, Company may (and may authorize the Company Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and the Company Subsidiaries to the Person making such Company Acquisition Proposal (and such Person’s Representatives) pursuant to a Company Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent prior to or concurrently with the time it is provided to such Person and (y) participate in negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, Company and its Representatives may contact in writing any Person submitting a Company Acquisition Proposal after the date of this Agreement (that was not the result of a violation of this Section 7.3(a)) solely to clarify the terms of a Company Acquisition Proposal for the sole purpose of the Company Board informing itself about such Company Acquisition Proposal, provided that Company shall have previously complied with the provisions of Section 7.3(f) with respect to providing Parent with the information specified therein and shall have previously provided Parent with a copy of any such written request for clarification at least twenty-four (24) hours prior to the time that Company contacts the Person from whom Company received the unsolicited Company Acquisition Proposal. Company agrees that in the event any Representative of Company or any Company Subsidiary takes any action which, if taken by Company, would constitute a material violation of this Section 7.3(a), then Company shall be deemed to be in violation of this Section 7.3(a) for all purposes of this Agreement. Neither the Company nor any Company Subsidiaries shall enter into any agreement with any Person subsequent to the date of this Agreement that prohibits such Person from providing information to Parent in accordance with this Section 7.3.

(b)            Except as provided in Sections 7.3(c) and (d), the Company Board (i) shall not withdraw, withhold, modify or qualify in any manner adverse to Parent or Merger Sub (or publicly propose to withdraw, withhold, modify or qualify in any manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Company Board of this Agreement, the Merger or any of the other transactions contemplated hereby, and (ii) shall not adopt, approve, or publicly recommend, endorse or otherwise declare advisable the approval of any Company Acquisition Proposal, (each such action set forth in this Section 7.3(b) being referred to herein as a “Company Adverse Recommendation Change”).

(c)            Notwithstanding anything in this Agreement to the contrary, in circumstances not involving a Company Acquisition Proposal, subject to compliance with Section 7.3(e), at any time prior to obtaining the Company Stockholder Approval the Company Board may make a Company Adverse Recommendation Change if, and only if, after the date of this Agreement, the Company Board determines in good faith (after consultation with Company’s outside counsel) that (i) a Company Intervening Event has occurred or arisen and (ii) the failure to do so would be inconsistent with its duties under applicable Law.

(d)            Notwithstanding anything in this Agreement to the contrary, subject to compliance with Section 7.3(e), at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change in circumstances involving a Company Acquisition Proposal and in the event that the Company Board determines such Company Acquisition Proposal to be a Company Superior Proposal, in accordance with this Section 7.3, terminate this Agreement pursuant to Section 9.1(d)(iii) (a “Company Superior Proposal Termination”), if and only if (i) Company receives an unsolicited, written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide and that is not withdrawn, (ii) such Company Acquisition Proposal was not the result of a violation of Section 7.3(a), (iii) the Company Board determines in good faith (after consultation with Company’s outside counsel and financial advisor) that such Company Acquisition Proposal constitutes a Company Superior Proposal, and (iv) the Company Board determines in good faith (after consultation with Company’s outside counsel) that the failure to do so would be inconsistent with its duties under applicable Law.

(e)            Prior to effecting a Company Superior Proposal Termination in accordance with Section 7.3(d) or a Company Adverse Recommendation Change in accordance with Section 7.3(c), (i) Company shall notify Parent in writing, at least four (4) Business Days prior to taking such action (the “Company Notice Period”), of its intention to effect such Company Superior Proposal Termination or Company Adverse Recommendation Change (which notice shall include (x) in circumstances involving or relating to a Company Acquisition Proposal, the terms and conditions of, and attach a complete copy of, such Company Superior Proposal and the identity of the Person making such proposal, and (y) in circumstances not involving or relating to a Company Acquisition Proposal, specifying in reasonable detail the reasons therefor), (ii) during the Company Notice Period, Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments or modifications to the terms and conditions of this Agreement (x) such that, in circumstances involving or relating to a Company Acquisition Proposal, the Company Superior Proposal ceases to be a Company Superior Proposal, and (y) in circumstances not involving or relating to a Company Acquisition Proposal, as may be proposed by Parent, and (iii) at the end of the Company Notice Period, the Company Board must determine in good faith that, (x) after consultation with Company’s outside counsel and financial advisor, in circumstances involving or relating to a Company Acquisition Proposal, such Company Superior Proposal continues to constitute a Company Superior Proposal (taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent), and that, after consultation with Company’s outside counsel, the failure to effect such Company Superior Proposal Termination be inconsistent with its duties under applicable Law, and (y) after consultation with Company’s outside counsel, in circumstances not involving or relating to a Company Acquisition Proposal, the failure to effect such Company Adverse Recommendation Change be inconsistent with its duties under applicable Law; provided, however, that in circumstances involving or relating to a Company Acquisition Proposal, any amendment to the financial terms (including without limitation any change to the purchase price or form of consideration) or any other amendment of any such Company Superior Proposal or in circumstances involving or relating to a Company Intervening Event, any change to the conditions constituting such Company Intervening Event (other than an amendment or change that only has a de minimis effect), in either case during the Company Notice Period shall require a new written notice and Company Notice Period, and Company shall be required to comply again with the requirements of this Section 7.3(e) with respect to such new written notice, except that the new Company Notice Period shall be three (3) Business Days instead of four (4) Business Days, and provided further that, for purposes of this Section 7.3(e), if Company delivers written notice prior to 8:00 a.m. New York City time on a Business Day, such Business Day shall be included as one (1) Business Day in such four (4) or three (3) Business Day period, as applicable. Company shall be required to comply with the obligations under the foregoing Section 7.3(e) with respect to each Company Acquisition Proposal it receives or any Company Intervening Event the Company Board identifies.

(f)             In addition to the obligations of Company set forth in Sections 7.3(a) and (e), Company shall promptly (but in no event later than twenty-four (24) hours) notify Parent in writing in the event that after the date hereof Company or any of the Company Subsidiaries or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information from any Person that informs Company or any of the Company Subsidiaries or Representatives that it is considering making, or has made, a Company Acquisition Proposal, or any inquiry from any Person seeking to have or continue discussions or negotiations with Company relating to a possible Company Acquisition Proposal. Such notice shall include the terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request (including a copy thereof if in writing and any related documentation or correspondence that supplements or amends such Company Acquisition Proposal in any respect (other than a de minimis respect), including proposed agreements, or a summary of the terms and conditions if such Company Acquisition Proposal or request was not made in writing, including requests or other communications made orally or supplementally). Company shall keep Parent informed of the status and terms of developments, discussions and negotiations concerning any such Company Acquisition Proposal or request (including after the occurrence of any amendment, modification or supplement thereto) on a reasonably current basis, including by providing a copy of all documentation or correspondence that supplements or amends such Company Acquisition Proposal in any respect (including proposed agreements) and any changes in its intentions as previously notified (in each case, other than amendments or changes that only have a de minimis effect). Without limiting any of the foregoing, Company shall within one (1) Business Day notify Parent orally and in writing if Company determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Section 7.3(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(g)           Nothing contained in this Section 7.3 shall prohibit Company or the Company Board through its Representatives, directly or indirectly, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Company if, in the good faith judgment of the Company Board (after consultation with Company’s outside counsel), failure to so disclose would be inconsistent with its duties under applicable Law; provided, that in no event shall this Section 7.3(g) affect the obligations of Company specified in Section 7.3(b) and Company shall not withdraw, modify or change the Company Board Recommendation in a manner adverse to Parent unless specifically permitted pursuant to the terms of Section 7.3(c) or (d); and provided, further, that any communication that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change, unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of the Company Board, without disclosing any Company Adverse Recommendation Change.

(h)           For purposes of this Agreement:

(i)             “Company Acquisition Proposal” means any proposal, offer, or inquiry from any Person (other than Parent or any Parent Subsidiaries) or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of Company and the Company Subsidiaries that generate 15% or more of the net revenues or net income or that represent 15% or more of the consolidated total assets (based on book value) of Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction or (B) of 15% or more of any class of capital stock, other equity security or voting power of Company or any resulting parent company of Company, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 15% or more of the outstanding shares of any class of voting securities of Company, in each case other than the transactions contemplated by this Agreement.

(ii)            “Company Superior Proposal” means any bona fide Company Acquisition Proposal that did not result from a breach or violation of this Section 7.3 made after the date hereof (with all percentages included in the definition of “Company Acquisition Proposal” increased to 50%), taking into account all legal, financial, regulatory, financing and any other aspects of the proposal and the Person making the proposal, that (A) if consummated, would be more favorable to the stockholders of Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Company Acquisition Proposal or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(iii)           References in this Section 7.3 to (a) the Company Board shall mean the board of directors of Company or a duly authorized committee thereof, and (b) outside counsel shall mean, as applicable, outside counsel to Company or the Company Board or a duly authorized committee thereof.

(iv)           Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Merger prior to the termination of this Agreement in accordance with its terms.

Section 7.4            No Solicitation; Parent Acquisition Proposals.

(a)           Except as expressly permitted by this Section 7.4, Parent shall not, and shall cause the Parent Subsidiaries not to, and shall not authorize or permit any Representatives of Parent or any of the Parent Subsidiaries to, and shall instruct and use its reasonable best efforts to cause such Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Parent Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal or any other effort or attempt to make or implement a Parent Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data in connection with, any Parent Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (iii) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement in each case related to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement) or requiring or having the effect of requiring Parent to abandon, terminate or violate its obligations hereunder or fail to consummate the Merger (each, a “Parent Alternative Acquisition Agreement”), or (iv) agree to or propose publicly to do any of the foregoing. Parent shall, and shall cause each of the Parent Subsidiaries and shall use its commercially reasonable efforts to cause the Representatives of Parent and the Parent Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Person and its Representatives (other than Company or any of its Representatives) conducted heretofore with respect to any Parent Acquisition Proposal, (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives, (C) terminate the access of any such Person (other than Company, the Company Subsidiaries and any of their respective Representatives) to any “data room” hosted by Parent, the Parent Subsidiaries or any of their respective Representatives relating to any Parent Acquisition Proposal, and (D) not terminate, waive, amend, release or modify any provision of any confidentiality, standstill (including any standstill provisions contained in any confidentiality or other agreement) or any similar agreement with respect to a Parent Acquisition Proposal to which it or any of its Affiliates, including the Parent Subsidiaries, or Representatives is a party, or any Takeover Statute, or otherwise fail to enforce any of the foregoing. Notwithstanding the foregoing but subject to this Section 7.4(a), if, at any time following the date of this Agreement and prior to obtaining the Parent Shareholder Approval, (1) Parent receives an unsolicited bona fide Parent

Acquisition Proposal, (2) such Parent Acquisition Proposal was not the result of a violation of this Section 7.4(a), (3) the Parent Board determines in good faith (after consultation with Parent’s outside counsel and financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be likely lead to a Parent Superior Proposal, and (4) the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that the failure to do so would be inconsistent with its duties under applicable Law, then, subject to compliance with the other terms of this Section 7.4, Parent may (and may authorize the Parent Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Acquisition Proposal (and such Person’s Representatives) pursuant to a Parent Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Company or shall be provided (to the extent permitted by applicable Law) to Company prior to or concurrently with the time it is provided to such Person and (y) participate in negotiations with the Person making such Parent Acquisition Proposal (and such Person’s Representatives) regarding such Parent Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, Parent and its Representatives may contact in writing any Person submitting a Parent Acquisition Proposal after the date of this Agreement (that was not the result of a violation of this Section 7.4(a)) solely to clarify the terms of a Parent Acquisition Proposal for the sole purpose of the Parent Board informing itself about such Parent Acquisition Proposal, provided that Parent shall have previously complied with the provisions of Section 7.4(f) with respect to providing Company with the information specified therein and shall have previously provided Parent with a copy of any such written request for clarification at least twenty-four (24) hours prior to the time that Parent contacts the Person from whom Parent received the unsolicited Parent Acquisition Proposal. Parent agrees that in the event any Representative of the Parent or any Parent Subsidiary takes any action which, if taken by Parent, would constitute a material violation of this Section 7.4(a), then Parent shall be deemed to be in violation of this Section 7.4(a) for all purposes of this Agreement. Neither Parent nor any Parent Subsidiary shall enter into any agreement with any Person subsequent to the date of this Agreement that prohibits such Person from providing information to Parent in accordance with this Section 7.3.

(b)            Except as provided in Sections 7.4(c) and (d), the Parent Board (i) shall not withdraw, withhold, modify or qualify in any manner adverse to Company (or publicly propose to withdraw, withhold, modify or qualify in any manner adverse to Company) the approval, recommendation or declaration of advisability by the Parent Board of this Agreement, the Merger or any of the other transactions contemplated hereby, and (ii) shall not adopt, approve, or publicly recommend, endorse or otherwise declare advisable the approval of any Parent Acquisition Proposal (each such action set forth in this Section 7.4(b) being referred to herein as a “Parent Adverse Recommendation Change”).

(c)            Notwithstanding anything in this Agreement to the contrary, in circumstances not involving a Parent Acquisition Proposal, subject to compliance with Section 7.4(e), at any time prior to obtaining the Parent Shareholder Approval the Parent Board may, make a Parent Adverse Recommendation Change if, and only if, after the date of this Agreement, the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that (i) a Parent Intervening Event has occurred or arisen and (ii) the failure to do so would be inconsistent with its duties under applicable Law.

(d)            Notwithstanding anything in this Agreement to the contrary, subject to compliance with Section 7.4(e), at any time prior to obtaining the Parent Shareholder Approval the Parent Board may make a Parent Adverse Recommendation Change in circumstances involving a Parent Acquisition Proposal and in the event that the Parent Board determines such Company Acquisition Proposal to be a Parent Superior Proposal, in accordance with this Section 7.4, terminate this Agreement pursuant to Section 9.1(c)(iii) (a “Parent Superior Proposal Termination”), if and only if (i) Parent receives an unsolicited, written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide and that is not withdrawn, (ii) such Parent Acquisition Proposal was not the result of a violation of Section 7.4(a), (iii) the Parent Board determines in good faith (after consultation with Parent’s outside counsel and financial advisor) that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, and (iv) the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that the failure to do so would be inconsistent with its duties under applicable Law.

(e)            Prior to effecting a Parent Superior Proposal Termination in accordance with Section 7.4(a) or a Parent Adverse Recommendation Change in accordance with Section 7.4(d), (i) Parent shall notify Company in writing, at least four (4) Business Days prior to taking such action (the “Parent Notice Period”), of its intention to effect such Parent Superior Proposal Termination or Parent Adverse Recommendation Change (which notice shall include (x) in circumstances involving or relating to a Parent Acquisition Proposal, the terms and conditions of, and attach a complete copy of, such Parent Superior Proposal and the identity of the Person making such proposal, and (y) in circumstances not involving or relating to a Parent Acquisition Proposal, specifying in reasonable detail the reasons therefor), (ii) during the Parent Notice Period, Parent shall, and shall cause its Representatives to, negotiate with Company in good faith (to the extent Company wishes to negotiate) to make such adjustments or modifications to the terms and conditions of this Agreement (x) such that, in circumstances involving or relating to a Parent Acquisition Proposal, the Parent Superior Proposal ceases to be a Parent Superior Proposal, and (y) in circumstances not involving or relating to a Parent Acquisition Proposal, as may be proposed by Company, and (iii) at the end of the Parent Notice Period, the Parent Board must determine in good faith that, (x) after consultation with Parent’s outside counsel and financial advisor, in circumstances involving or relating to a Parent Acquisition Proposal, such Parent Superior Proposal continues to constitute a Parent Superior Proposal (taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Company), and that, after consultation with Parent’s outside counsel, the failure to effect such Parent Superior Proposal Termination would be inconsistent with its duties under applicable Law, and (y) after consultation with Parent’s outside counsel, in circumstances not involving or relating to a Parent Acquisition Proposal, the failure to effect such Parent Adverse Recommendation Change would be inconsistent with its duties under applicable Law; provided, however, that in circumstances involving or relating to a Parent Acquisition Proposal, any amendment to the financial terms (including without limitation any change to the purchase price or form of consideration) or any other amendment of any such Parent Superior Proposal or in circumstances involving or relating to a Parent Intervening Event, any change to the condition constituting such Parent Intervening Event (other than an amendment or change that only has a de minimis effect), in either case, during the Parent Notice Period shall require a new written notice and Parent Notice Period, and Parent shall be required to comply again with the requirements of this Section 7.4(e) with respect to such new written notice, except that the new Parent Notice Period shall be three (3) Business Days instead of four (4)

Business Days, and provided further that, for purposes of this Section 7.4(e), if Parent delivers written notice prior to 8:00 a.m. New York City time on a Business Day, such Business Day shall be included as one (1) Business Day in such four (4) or two (2) Business Day period, as applicable. Parent shall be required to comply with the obligations under the foregoing Section 7.4(e) with respect to each Parent Acquisition Proposal it receives or any Parent Intervening Event the Parent Board identifies.

(f)            In addition to the obligations of Parent set forth in Sections 7.4(a) and (e), Parent shall promptly (but in no event later than twenty-four (24) hours) notify Company in writing in the event that after the date hereof Parent or any of the Parent Subsidiaries or Representatives receives (i) any Parent Acquisition Proposal or (ii) any request for non-public information from any Person that informs Parent or any of the Parent Subsidiaries or Representatives that it is considering making, or has made, a Parent Acquisition Proposal, or any inquiry from any Person seeking to have or continue discussions or negotiations with Parent relating to a possible Parent Acquisition Proposal. Such notice shall include the terms and conditions of such Parent Acquisition Proposal or request and the identity of the Person making any such Parent Acquisition Proposal or request (including a copy thereof if in writing and any related documentation or correspondence that supplements or amends such Parent Acquisition Proposal in any respect (other than a de minimis respect), including proposed agreements), or a summary of the terms and conditions if such Parent Acquisition Proposal or request was not made in writing, including requests or other communications made orally or supplementally. Parent shall keep Company informed of the status and terms of developments, discussions and negotiations concerning any such Company Acquisition Proposal or request (including after the occurrence of any amendment, modification or supplement thereto) on a reasonably current basis, including by providing a copy of all documentation or correspondence that supplements or amends such Company Acquisition Proposal in any respect (including proposed agreements) and any changes in its intentions as previously notified (in each case, other than amendments or changes that only have a de minimis effect). Without limiting any of the foregoing, Parent shall within one (1) Business Day notify Company orally and in writing if Parent determines to begin providing non-public information or to engage in negotiations concerning a Parent Acquisition Proposal pursuant to Section 7.4(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(g)            Nothing contained in this Section 7.4 shall prohibit Parent or the Parent Board through its Representatives, directly or indirectly, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the shareholders of Parent if, in the good faith judgment of the Parent Board (after consultation with Parent’s outside counsel), failure to so disclose would be inconsistent with its duties under applicable Law; provided, that in no event shall this Section 7.4(g) affect the obligations of Parent specified in Section 7.4(b) and Parent shall not withdraw, modify or change the Parent Board Recommendation in a manner adverse to Company unless specifically permitted pursuant to the terms of Section 7.4(c) or (d); and provided, further, that any communication that addresses the approval, recommendation or declaration of advisability by the Parent Board with respect to this

Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change, unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of Parent Board, without disclosing any Parent Adverse Recommendation Change.

(h)            For purposes of this Agreement:

(i)            “Parent Acquisition Proposal” means any proposal, offer, or inquiry from any Person (other than Company or any Company Subsidiary) or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of Parent and the Parent Subsidiaries that generate 15% or more of the net revenues or net income or that represent 15% or more of the consolidated total assets (based on book value) of Parent and the Parent Subsidiaries, taken as a whole, immediately prior to such transaction or (B) of 15% or more of any class of capital stock, other equity security or voting power of Parent or any resulting parent company of Parent, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 15% or more of the outstanding shares of any class of voting securities of Parent, in each case other than the transactions contemplated by this Agreement.

(ii)            “Parent Superior Proposal” means any bona fide Parent Acquisition Proposal that did not result from a breach or violation of this Section 7.4 made after the date hereof (with all percentages included in the definition of “Parent Acquisition Proposal” increased to 50%), taking into account all legal, financial, regulatory, financing and any other aspects of the proposal and the Person making the proposal, that (A) if consummated, would be more favorable to the shareholders of Parent from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Company in response to any such Parent Acquisition Proposal or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(iii)            References in this Section 7.4 to (a) the Parent Board shall mean the board of trustees of Parent or a duly authorized committee thereof, and (b) outside counsel shall mean, as applicable, outside counsel to Parent or the Parent Board or a duly authorized committee thereof.

(iv)            Parent shall not submit to the vote of its stockholders any Parent Acquisition Proposal other than the Merger prior to the termination of this Agreement in accordance with its terms.

Section 7.5          Public Announcements. Except with respect to any Company Adverse Recommendation Change, any Parent Adverse Recommendation Change or any action taken by

Company or the Company Board, or by Parent or the Parent Board, pursuant to, and in accordance with Section 7.3 or Section 7.4, respectively, so long as this Agreement is in effect, the Parties hereto shall consult with each other, and, to the extent reasonably practicable, provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, before issuing any press releases or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement; provided, that a Party may issue such press release or make such public statement as may be required by applicable Law, Order or the applicable rules of any stock exchange or that are consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the date of announcement of the Merger. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.6          Indemnification; Directors’ and Officers’ Insurance.

(a)            Without limiting any additional rights that any present or former manager, director, officer, trustee, agent, or fiduciary may have under any indemnification agreement or under the Company Charter, the Company Bylaws, Parent Declaration of Trust or Parent Bylaws or, if applicable, comparable Organizational Documents of any Company Subsidiary or Parent Subsidiary, from and after the Effective Time until the sixth (6th) anniversary of the Closing Date, Parent and the Surviving Entity shall: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Effective Time, serving as a manager, director, officer, trustee, member or fiduciary, in each case to the extent such persons are otherwise entitled to indemnification pursuant to the terms of the Organizational Documents of Company and the Company Subsidiaries as in effect on the date hereof, of Company, or any of the Company Subsidiaries or Parent or any of the Parent Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, in each case to the extent such persons are otherwise entitled to payment or advancement of expenses pursuant to the terms of the Organizational Documents of Company and the Company Subsidiaries as in effect on the date hereof, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to (A) Parent’s and the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is determined by a court of competent jurisdiction in a final, nonappealable judgment that such Indemnified Party is not entitled to be indemnified and (B) a good faith affirmation by such Indemnified Party of such Indemnified Party’s compliance with the standard of conduct required herein; provided, that neither Parent nor the Surviving Entity shall be liable for any amounts paid in settlement effected without its prior written consent, as applicable, and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable). The indemnification and advancement obligations of the Surviving Entity pursuant to this Section 7.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent, member or fiduciary of Company or Parent or any of the Company Subsidiaries or Parent Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.6(a), (I) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding or inquiry or investigation, whether instituted by any Party hereto, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a manager, director, officer, trustee, employee, agent, member or fiduciary of Company or Parent or any of the Company Subsidiaries or Parent Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Company or Parent or any of the Company Subsidiaries or Parent Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Effective Time, and (y) this Agreement or any of the transactions contemplated hereby, including the Merger; and (II) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.6(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. The Surviving Entity shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto.

(b)            Without limiting the foregoing, the Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former managers, directors, trustees, officers, agents, members or fiduciaries or other Indemnified Parties as provided in the Organizational Documents and the indemnification agreements of Company shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Effective Time, the Organizational Documents of the Surviving Entity and of any applicable Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Organizational Documents of Company or any applicable Company Subsidiary, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would affect adversely the rights of the applicable Indemnified Parties thereunder, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)            For a period of six (6) years after the Effective Time, the Surviving Entity shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person covered, on the date of this Agreement, by Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Effective Time; provided, that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) at Company’s election, Company may obtain extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time) or purchase a “tail” policy for a period of six (6) years from the Effective Time for a cost not in excess of the Maximum Amount (as defined below); and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.6(c) in excess of 300% of the most recent annual premiums paid by Company prior to the date of this Agreement for such purpose (the “Maximum Amount”), it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such Maximum Amount.

(d)            If the Surviving Entity or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 7.6.

(e)            The Surviving Entity shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.6; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f)            The provisions of this Section 7.6 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.6), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.6 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.7          Appropriate Action; Consents; Filings.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, each of Company and Parent shall and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, and their respective Affiliates, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) subject to Section 7.8(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)            In connection with and without limiting the foregoing Section 7.7(a) or Sections 7.16 or 7.17, each of Parent and Company shall (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to) use its reasonable best efforts to give any notices to third parties, and each of Parent and Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents not covered by Section 7.7(a) that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties hereto will and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.7 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.8          Notification of Certain Matters; Transaction Litigation.

(a)            Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)            Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Parent or their respective Representatives to provide such prompt notice under this Section 7.8(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b) or Section 9.3(b)(i)(A) or Section 9.3(c)(i)(A).

(c)            Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent and its Representatives shall give Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent and/or its trustees relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed without Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.9          Listing. As promptly as reasonably practicable following the date of this Agreement, Parent and its Representatives shall prepare and cause to be filed with the NYSE an application for listing of additional shares pursuant to which the Parent Common Shares to be issued in the Merger will be listed on the NYSE (the “Listing”). Parent shall use its reasonable best efforts to have the Listing accepted by the NYSE as promptly as practicable after its submission such that the Parent Common Shares to be issued in the Merger will be listed immediately following the Effective Time. Company shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the application for listing of additional shares. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, Parent shall provide Company with a reasonable opportunity to review and comment on such document or response.

Section 7.10          Section 16 Matters. Prior to the Effective Time, Company and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 7.10.

Section 7.11          Certain Tax Matters. Each of Parent and Company shall use their respective reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. None of Parent or Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. All Parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no Party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 7.12          Dividends.

(a)            It is agreed that (i) the Parties shall take such actions as are necessary to ensure that the timing of any regular quarterly dividend paid to common stockholders or shareholders by either Company or Parent prior to the Closing will be coordinated so that, if either the holders of Company Common Stock or the holders of Parent Common Shares receive a distribution for a particular calendar quarter prior to the Closing Date, then the holders of Parent Common Shares and the holders of Company Common Stock, respectively, shall also receive a distribution for such calendar quarter prior to the Closing Date and (ii) the Parties will coordinate such that any such quarterly distribution by Company and Parent shall have the same record date and the same payment date, which shall be consistent with Parent’s historical record dates and payment dates unless otherwise agreed between the Parties, in order to ensure that the common stockholders of Company and the common shareholders of Parent receive the same number of such dividends prior to the Effective Time (provided that the amount of any such quarterly dividend declared by Company shall be consistent with Section 6.1(b)(ii) and the amount of any such quarterly dividend declared by Parent shall be consistent with Section 6.2(b)(ii)).

(b)            If Company or any Company Subsidiary, in consultation with Parent, determines that it is necessary to declare a Permitted REIT Dividend, Company shall notify Parent at least twenty (20) days prior to the anticipated Closing Date. Notwithstanding anything to the contrary contained herein, in the event Company declares a Permitted REIT Dividend other than a Permitted REIT Dividend necessitated by action or actions requested by Parent pursuant to Section 7.17, the Exchange Ratio will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change resulting from the Permitted REIT Dividend. The record date and payment date for any Permitted REIT Dividend payable by Company or any Company Subsidiary shall be the close of business on the last Business Day prior to the Closing Date.

(c)            If Parent or any Parent Subsidiary, in consultation with Company, determines that it is necessary to declare a Permitted REIT Dividend, Parent shall notify Company at least twenty (20) days prior to the anticipated Closing Date. Notwithstanding anything to the contrary contained herein, in the event Parent declares a Permitted REIT Dividend, the Exchange Ratio will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change resulting from the Permitted REIT Dividend. The record date and payment date for any Permitted REIT Dividend payable by Parent or any Parent Subsidiary shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.13          Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting and entitled to be voted, if any, in favor of the approval of this Agreement and approval of the Merger. Company shall vote all Parent Common Shares beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Shareholder Meeting, if any, in favor of the approval of this Agreement and the issuance of Parent Common Shares in connection with the Merger.

Section 7.14          Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

Section 7.15          Tax Representation Letters.

(a)            Company shall (i) use its reasonable best efforts to obtain the opinion of counsel referred to in Section 8.2(e) and Section 8.3(f), (ii) deliver to Goodwin Procter LLP, counsel to Company, and Hogan Lovells US LLP, counsel to Parent, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, a tax representation letter, dated as of the Closing Date, signed by an officer of Company, and in form and substance reasonably satisfactory to Goodwin Procter LLP or other counsel described in Section 8.2(e) and to Parent (it being agreed and understood that an officer’s certificate substantially similar to the draft officer’s certificate provided to Parent prior to the date of this Agreement is and will be in form and substance reasonably satisfactory to Goodwin Procter LLP and to Parent subject to reasonable changes to take into account changes in fact or law), containing representations of Company for purposes of rendering the opinions described in Section 8.2(e) and Section 8.3(e), and (iii) deliver to Hogan Lovells US LLP, counsel to Parent, and Goodwin Procter LLP, counsel to Company, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Company, in form and substance reasonably acceptable to such counsel, containing representations of Company as shall be necessary or appropriate to enable Hogan Lovells US LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(f), respectively, and Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(f), respectively.

(b)            Parent shall (i) use its reasonable best efforts to obtain the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), (ii) deliver to Hogan Lovells US LLP, counsel to Parent, or other counsel described in Section 8.3(e), tax representation letters, dated as of the Closing Date, signed by an officer of Company, and in form and substance reasonably satisfactory to Hogan Lovells US LLP or other counsel described in Section 8.2(f) and to Company (it being agreed and understood that an officer’s certificate substantially similar to the draft officer’s certificate provided to Parent prior to the date of this Agreement is and will be in form and substance reasonably satisfactory to Hogan Lovells US LLP and to Company subject to reasonable changes to take into account changes in fact or law), containing representations of Parent for purposes of rendering the opinion described in Section 8.3(e), and (iii) deliver to Hogan Lovells US LLP, counsel to Parent, and Goodwin Procter LLP, counsel to Company, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance reasonably acceptable to such counsel, containing representations of Company as shall be necessary or appropriate to enable Hogan Lovells US LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(f), respectively, and Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(f), respectively.

Section 7.16          Financing Cooperation.

(a)            Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of existing financing arrangements, as well as any cooperation in relation to matters that are customary in connection with a concurrent or subsequent offering of Parent’s debt securities) as Parent may reasonably determine necessary or advisable in connection with the completion of the Merger or the other transactions contemplated hereby; provided that Parent shall control all decisions with respect to such financing arrangements. Such cooperation by Company and the Company Subsidiaries shall include (i) causing the Company’s senior management teams to participate in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions, “road shows” and sessions with rating agencies in connection with such financing arrangements, (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses, bank books, ratings agency presentations and similar documents required in connection with such financing arrangements, (iii) as promptly as reasonably practical, furnishing Parent and any of its financing sources with (A) audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three most recently completed fiscal years of Company ended at least sixty (60) days prior to the Closing Date, in each case, prepared in accordance with GAAP applied on a basis consistent with that of the most recent fiscal year and (B) unaudited consolidated balance sheets and related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows (in each case, subject to normal year-end adjustments and absence of footnotes) for Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (other than the fourth fiscal quarter of any fiscal year), in each case, prepared in accordance with GAAP and reviewed by Company’s independent public accountants, and (C) any other information regarding Company and its Subsidiaries that Parent may reasonably request in connection with the arrangement or execution of such financing arrangements, including information necessary for the preparation of pro forma financial statements, (iv) securing the customary cooperation of the independent accountants of the Company, including by requesting that such independent accountants provide customary authorization letters, comfort letters (including “negative assurance” comfort) and accountants’ consent letters as may be requested by Parent, (v) cooperating with Parent and Parent’s counsel so that Parent or Parent’s counsel is able to deliver legal opinions required to be delivered in connection with Parent’s financing arrangements, and (vi) to the extent requested in writing at least fifteen (15) Business Days prior to the Closing, delivering at least five (5) Business Days prior to the Closing all documentation and other information with respect to Company and the Company Subsidiaries that are required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act. Notwithstanding the foregoing, the Company and its Subsidiaries and their respective Representatives shall not be required to enter into any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters) the effectiveness of which is not expressly conditioned on the occurrence of and nothing  in this Section 7.16(a) shall require (x) such cooperation to the extent it would disrupt unreasonably the business or operations of the Company or any Company Subsidiary or require any of them to take any actions that would be reasonably expected to violate applicable Law, contract or Organizational Documents, (y) the board of directors or similar governing body of the Company or any Company Subsidiary to adopt resolutions approving any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters to the extent necessary) that will be effective prior to the Closing or (z) Company or any Company Subsidiary to incur any liability prior to the Closing for which it has not otherwise received prior reimbursement or is not otherwise indemnified by or on behalf of Parent. It is understood and agreed that a failure to consummate a financing of the type described in the first sentence of this Section 7.16(a) shall not, in and of itself, constitute a failure by Company to satisfy its obligations under this Section 7.16(a).

(b)            Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the applicable Company Debt Agreement, seek any amendment to or waiver or consent under any of the Company Debt Agreements or pursue any approach chosen by Parent to the assumption, defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee, purchase, unwinding or other treatment of, the Company Debt Agreements and the indebtedness incurred pursuant thereto, in each case, subject to the occurrence of the Closing (any such transaction, a “Debt Transaction”). Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to use reasonable best efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including taking all corporate action reasonably necessary to authorize the execution and delivery of any documentation necessary or desirable in connection with such Debt Transaction (collectively, the “Debt Transaction Documents”) to be entered into prior to Closing and delivering all officer’s certificates and legal opinions required to be delivered in connection therewith); provided, that the effectiveness of any such Debt Transaction Documents or, in the case of a notice of prepayment or redemption, such prepayment or redemption, shall be expressly conditioned on the Closing unless otherwise mutually agreed by the Parties.

(c)            All material non-public or otherwise confidential information regarding Company obtained by Parent or any of their respective Representatives pursuant to this Section 7.16 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Company agrees that Parent may (i) share non-public or otherwise confidential information with the rating agencies and actual or potential financing sources if the recipients of such information agree to customary confidentiality arrangements, including customary “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda. Parent shall indemnify, defend and hold harmless Company and its Affiliates, and its and their respective pre-Closing Representatives, from and against any liability, obligation or loss suffered or incurred by them in connection with any cooperation provided under this Section 7.16 and any information utilized in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from (i) information furnished in writing by or on behalf of Company, its Subsidiaries or its or their respective Affiliates or Representatives for use in connection with the debt financing, (ii) the bad faith, gross negligence or willful misconduct by Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives or (iii) the material breach by Company or its Subsidiaries of its or their obligations under this Agreement (clauses (i) through (iii) collectively, the “Indemnity Exceptions”). Parent shall, promptly upon request by Company, reimburse Company and its Subsidiaries and Representatives for all reasonable, documented and invoiced out-of-pocket costs actually incurred by Company or its Subsidiaries in connection with any cooperation provided under this Section 7.16 (including reasonable, documented out-of-pocket auditor’s and attorneys’ fees and expenses, but excluding the costs of Company’s preparation of its annual quarterly and financial statements and any other information or data and excluding costs arising out of or resulting from the Indemnity Exceptions). Company shall, and shall cause its Subsidiaries to deliver all notices and take all other actions to facilitate the termination at the Effective Time of all financing commitments and other indebtedness of Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date as specifically requested by Parent in writing (the “Payoff Indebtedness”), the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent (i) at least ten (10) Business Days prior to the Closing Date (or such short period as agreed by Parent), a draft payoff letter (the “Payoff Letters”) with respect to the Payoff Indebtedness to be paid off, discharged and terminated on the Closing Date and (ii) at least one (1) Business Day prior to the Closing Date, an executed payoff letter with respect to Company’s credit facility (the “Payoff Letters”) and such other indebtedness (including mortgages) of Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date, in each case in form and substance reasonably satisfactory to Parent and customary for transactions of this type, from the Persons (or the applicable agent on behalf of the Persons) to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, (x) include the payoff amount (including customary per diem) and (y) provide that Liens (and guarantees), if any, granted in connection with such Payoff Indebtedness relating to the assets, rights and properties of Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.

Section 7.17           Other Transactions. Company shall use reasonable best efforts to provide such cooperation and assistance as Parent may reasonably request to (a) convert or cause the conversion of one or more wholly-owned Company Subsidiaries that are organized as corporations into limited liability companies (including through corporate reorganization if conversion is not available under applicable state Law), on the basis of Organizational Documents as reasonably requested by Parent, (b) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by Company in one or more wholly-owned Company Subsidiaries at a price and on such other terms as designated by Parent, (c) exercise any right of Company or a Company Subsidiary to terminate or cause to be terminated any contract to which Company or a wholly-owned Company Subsidiary is a party and (d) sell or cause to be sold any of the assets of Company or one or more wholly-owned Company Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clause (a) through (d), a “Parent-Approved Transaction”); provided, that (i) neither Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any Organizational Document of Company or any of the Company Subsidiaries, (B) any Company Material Contract, or (C) applicable Law, (ii) any such conversions, exercises of any rights of termination or other terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of Company or its Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article 8 having been satisfied (or, with respect to Section 8.2, waived) and receipt by Company of a written notice from Parent stating that Parent and Merger Sub are prepared to proceed immediately with the Closing, together with an irrevocable acknowledgement and agreement in a written notice delivered to Company one Business Day prior to the election to effect any Parent-Approved Transaction in accordance with this Section 7.17, that all closing conditions set forth in clauses “(a),” “(b),” “(c),” and “(d)” of Section 8.2 shall be deemed to have been satisfied or waived as of the date of such notice and any other evidence reasonably requested by Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, including the amount of or timing of payment of the Merger Consideration or the obligation to complete the Merger in accordance with the terms of this Agreement and (iv) neither Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification as a REIT prior to the Effective Time of Company or any Company Subsidiary that is classified as a REIT or could subject Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981(or other material entity-level Taxes) or would be reasonably likely to prevent counsel from delivering any of the opinions described in Sections 8.2(e), 8.2(f), 8.3(e) or 8.3(f). Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent. Without limiting the foregoing, none of the representations, warranties or covenants of Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.17. Company shall not be deemed to have made a Company Adverse Recommendation Change or entered into or agreed to enter a Company Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The consummation of any Parent-Approved Transaction shall not constitute consummation of a Company Acquisition Proposal for purposes of Section 9.3(b)(i)(C), nor shall any Company Acquisition Proposal made in respect of a Parent-Approved Transaction constitute a Company Acquisition Proposal for purposes of Section 9.3(b)(i)(C). Parent shall, promptly upon request by Company, reimburse Company for all reasonable, documented and invoiced out-of-pocket costs actually incurred by Company or the Company Subsidiaries in connection with performing their obligations under this Section 7.17.

Section 7.18           Resignations. Unless otherwise specified by Parent prior to the Closing Date, Company shall cause to be delivered to Parent resignations executed by each director of Company and each officer of the Company or any Company Subsidiary in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 7.19           Employee Matters.

(a)            For a period of twelve (12) months following the Effective Time (or if earlier, the date of the applicable employee’s termination of employment), Parent shall provide, or shall cause to be provided, to each employee of Company and Company Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Parent or the Parent Subsidiaries following the Effective Time (the “Continuing Employee”) the following, except as otherwise agreed by the such Continuing Employee: (i) base salary (or base wages) at least equal to the base salary (or base wages) provided to such Continuing Employee by Company or any

Company Subsidiary as of immediately prior to the Effective Time, (ii) with respect to the 2022 calendar year, if applicable, target annual cash bonus opportunity at least equal to the target annual cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time (which opportunity shall exclude, for the avoidance of doubt, any target annual bonus settled in equity or equity-based incentive arrangements), and (iii) retirement and health and welfare benefits that are substantially similar, in the aggregate, to those retirement and health and welfare benefits that are either, at Parent’s discretion, (A) provided to such Continuing Employee by Company or any Company Subsidiary as of immediately prior to the Effective Time or (B) provided to similarly-situated employees of Parent or Parent Subsidiaries, in each case, excluding defined benefit pension, nonqualified retirement, severance, post-retirement medical or welfare, equity or equity-based incentive, retention, change in control or similar plans, agreements, programs, policies, practices or other arrangements. For the avoidance of doubt, nothing in this Agreement shall require Parent or any Parent Subsidiary to employ any Person, nor shall it alter the at-will employment status of any Company Employee.

(b)           Solely to the extent Parent Benefit Plans (exclusive of Company and Company Subsidiaries) provide benefits to any Continuing Employee on or following the Effective Time, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with Company and Company Subsidiaries for purposes of eligibility to participate, vesting, and solely for severance or vacation accrual, benefit accrual under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for any plan maintained by Parent or any Parent Subsidiary under which similarly-situated employees of Parent and Parent Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation, or to the extent it would result in a duplication of benefits or retroactive application.

(c)            Unless otherwise requested by Parent not less than five (5) Business Days before the Closing Date, Company shall adopt board resolutions and take any corporate action as is necessary to terminate each Company Benefit Plan that is a Tax-qualified defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Code (the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the reasonable prior review and approval of Parent (which shall not be unreasonably withheld). Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or Parent Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or Parent Subsidiaries.

(d)           Prior to the Effective Time, neither Company nor any Company Subsidiary shall communicate with Continuing Employees regarding post-Effective Time employment matters, post-Effective Time employee benefits and compensation matters or other compensation or benefits matters related to or impacted by any of the transactions contemplated by this Agreement (whether alone or in combination with additional events), including the matters described in this Section 7.19 and Section 7.20, without the prior written approval of Parent, which shall not be unreasonably withheld.

(e)            Parent hereby acknowledges that the consummation of the Merger or the other transactions contemplated hereby constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Company Benefit Plan set forth on Section 7.19(e) of the Company Disclosure Letter that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable.

(f)            Annual cash incentive bonuses for calendar year 2021 shall be treated as set forth in Section 7.19(f) of the Company Disclosure Letter.

(g)           Parent shall cause the Surviving Entity and the Parent OP to honor in accordance with their terms all severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of Company and in effect immediately prior to the Effective Time, as set forth in Section 7.19(g) of the Company Disclosure Letter.

(h)           The provisions of this Section 7.19 are solely for the benefit of the Parties. No current or former director, employee or other individual service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or any other Benefit Plan for any purpose. Without limiting the generality of the foregoing in this Section 7.19, nothing contained in this Agreement shall otherwise obligate Parent, Company or any of their respective Affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, trustee, employee or other individual service provider.

Section 7.20           Company Equity Awards.

(a)            Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents (including consent of holders of Company RSUs), make any amendments to the Company Equity Incentive Plans or Company Equity Awards, and take all such other actions that may be necessary (under the Company Equity Incentive Plans, applicable Laws and otherwise) (i) to effectuate the provisions of Section 3.1(c) and to ensure that, from and after the Effective Time, holders of Company Equity Awards shall have no rights with respect thereto other than those specifically provided in Section 3.1(c) and (ii) to terminate the Company Director Plan, effective as of the Effective Time.

(b)           At the Effective Time, Parent shall assume all obligations in respect of each Company Equity Incentive Plan (other than the Company Director Plan). Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued Parent Common Shares for issuance of and/or for delivery upon settlement of Company Equity Awards assumed and converted into rights with respect to Parent Common Shares in accordance with

Section 3.1(c) (the “Assumed Awards”). Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Shares subject to such Assumed Awards.

Section 7.21           Delisting; Deregistration. Prior to the Effective Time, Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting of the Company Common Stock from the NYSE and the deregistration of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.22           Merger Sub; Parent Subsidiaries; Company Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.  Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Article 8

CONDITIONS

Section 8.1             Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Effective Time of the following conditions:

(a)            Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b)           Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn.

(c)            No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Merger.

(d)           Listing. The Parent Common Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2             Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties set forth in Sections 4.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (except Section 4.3(a)), Section 4.4 (Authority), Section 4.20 (Opinion of Financial Advisor), Section 4.21 (Approval Required), Section 4.22 (Brokers), and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Effective Time.

(c)           Material Adverse Change. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes, or would reasonably be expected to constitute, a Company Material Adverse Effect.

(d)           Delivery of Certificates. Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Company, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)           Opinion Relating to REIT Qualification. Parent shall have received the written opinion of Goodwin Procter LLP (or other counsel reasonably satisfactory to Parent including Hogan Lovells US LLP), dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2003 and ending with its taxable year that ends with the Merger, Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.15 and shall be subject to customary assumptions, exceptions, limitations and qualifications).

(f)            Section 368 Opinion. Parent shall have received the written opinion of its counsel, Hogan Lovells US LLP (or other counsel reasonably satisfactory to Company including Goodwin Procter LLP), dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and as of the Closing Date, in substantially the form and substance as set forth in Exhibit C, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.15. The condition set forth in this Section 8.2(f) shall not be waivable after receipt of the Parent Shareholder Approval, unless further shareholder approval is obtained with appropriate disclosure.

Section 8.3             Conditions to Obligations of Company. The obligations of Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Company at or prior to the Effective Time, of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties set forth in Sections 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3 (Capital Structure) (except Section 5.3(a)), Section 5.4 (Authority), Section 5.20 (Opinion of Financial Advisor), Section 5.21 (Approval Required), Section 5.22 (Brokers) and Section 5.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Effective Time.

(c)            Material Adverse Change. On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a Parent Material Adverse Effect.

(d)           Delivery of Certificates. Parent shall have delivered to Company a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Parent certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)           Opinion Relating to REIT Qualification. Company shall have received the written opinion of Hogan Lovells US LLP (or other counsel reasonably satisfactory to Company), dated as of the Closing Date in substantially the form attached hereto as Exhibit D, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2004, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operation will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Effective Time and thereafter (which opinion shall be based upon the representation letters described in Section 7.15 and shall be subject to customary assumptions, limitations and qualifications).

(f)            Section 368 Opinion. Company shall have received the written opinion of its counsel, Goodwin Procter LLP (or other counsel reasonably satisfactory to Parent), dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and as of the Closing Date, in substantially the form and substance as set forth in Exhibit E, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.15. The condition set forth in this Section 8.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

Article 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1             Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Parent or the stockholders of Company (except as otherwise specified in this Section 9.1):

(a)            by mutual written consent of each of Parent and Company;

(b)            by either Parent or Company:

(i)             if the Merger shall not have been consummated on or before March 31, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; or

(ii)            if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Merger, and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to comply with any provision of this Agreement; or

(iii)           if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to Company where a failure to obtain the Company Stockholder Approval was primarily caused by any action or failure to act of Company that constitutes a material breach any of its obligations under Section 7.1 or 7.3; or

(iv)          if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to Parent where a failure to obtain the Parent Shareholder Approval was primarily caused by any action or failure to act of Parent that constitutes a material breach of any of its obligations under Section 7.1 or 7.4.

(c)            by Parent:

(i)             if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 8.1 or 8.2 (a “Company Terminating Breach”) and (B) is not cured or cannot be cured or waived prior to the earlier of (i) forty-five (45) days following notice to Company from Parent of such breach or failure and (ii) the date that is three (3) Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)            prior to obtaining the Company Stockholder Approval, if Company or the Company Board or any committee thereof (A) shall have effected a Company Adverse Recommendation Change (provided, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(c)(ii)(A) in respect of a Company Adverse Recommendation Change will expire thirty (30) days after the last date upon which Parent receives notice from Company that the Company Board or a committee thereof has made such Company Adverse Recommendation Change), (B) after public announcement by any Person of a Company Acquisition Proposal or an intention (whether or not conditional) made publicly to make a Company Acquisition Proposal, fails to recommend against such Company Acquisition Proposal and to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent, (C) fails to include the Company Board Recommendation in the Joint Proxy Statement, (D) approves, adopts, publicly endorses or recommends, or enters into or allows Company or any of Company Subsidiary to enter into a definitive agreement for, any Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement), or (E) shall have materially violated (or shall be deemed pursuant to the last sentence of Section 7.3(a) to have violated) any of its obligations under Section 7.3 (other than any immaterial or inadvertent violations thereof not intended to result in a Company Alternative Acquisition Agreement); or

(iii)           prior to obtaining the Parent Shareholder Approval, if the Parent Board determines to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal in accordance with Section 7.4(d); provided, however, that this Agreement may not be so terminated unless substantially concurrently with the occurrence of such termination the payment required by Section 9.3(c)(i)(C) is made in full to Company and the Parent Alternative Acquisition Agreement is entered into with respect to such Parent Superior Proposal, and in the event that such Parent Alternative Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void.

(d)           by Company:

(i)             if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 8.1 or 8.3 (a “Parent Terminating Breach”) and (B) is not cured or cannot be cured or waived prior to the earlier of (i) forty-five (45) days following notice to Parent from Company of such breach or failure and (ii) the date that is three (3) Business Days prior to the Outside Date; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)            prior to obtaining the Parent Shareholder Approval, if Parent or the Parent Board or any committee thereof (A) shall have effected a Parent Adverse Recommendation Change (provided, that Company’s right to terminate this Agreement pursuant to this Section 9.1(d)(ii)(A) in respect of a Parent Adverse Recommendation Change will expire thirty (30) days after the last date upon which Company receives notice from Parent that the Parent Board or a committee thereof has made such Parent Adverse Recommendation Change), (B) after public announcement by any Person of a Parent Acquisition Proposal or an intention (whether or not conditional) made publicly to make a Parent Acquisition Proposal, fails to recommend against such Parent Acquisition Proposal and to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of being requested to do so by Company, (C) fails to include the Parent Board Recommendation in the Joint Proxy Statement, (D) approves, adopts, publicly endorses or recommends, or enters into or allows Parent or any Parent Subsidiary to enter into a definitive agreement for, any Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement), or (E) shall have materially violated (or shall be deemed pursuant to the last sentence of Section 7.4(a) to have violated) any of its obligations under Section 7.4 (other than any immaterial or inadvertent violations thereof not intended to result in a Parent Alternative Acquisition Agreement); or

(iii)           prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.3(d); provided, however, that this Agreement may not be so terminated unless substantially concurrently with the occurrence of such termination the payment required by Section 9.3(b)(i)(C) is made in full to Parent and the Company Alternative Acquisition Agreement is entered into with respect to such Company Superior Proposal, and in the event that such Company Alternative Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void.

Section 9.2             Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Company, except that the Confidentiality Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.5 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions), and the definition of all defined terms appearing in such sections, shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement. For purposes of the foregoing, “willful and material breach” shall mean an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Person with the actual knowledge that the taking of such act or failure to take such act would or would reasonably be likely to cause a breach of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3             Fees and Expenses.

(a)           Except as otherwise provided in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)           In the event that:

(i)

(A)           (I)(x) this Agreement is terminated by Company or Parent pursuant to Section 9.1(b)(i) or by Parent pursuant to Section 9.1(c)(i), and after the date hereof and (in the case of termination pursuant to Section 9.1(c)(i)) prior to the breach giving rise to such right of termination, a Company Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Company Acquisition Proposal” increased to 50%) has been announced, disclosed, or otherwise communicated or made known (whether or not publicly) to the Company Board or made known publicly to Company’s stockholders, or any Person shall have publicly announced an intention (whether or not conditional) to make such a Company Acquisition Proposal, or (y) this Agreement is terminated by Company or Parent pursuant to Section 9.1(b)(iii), and prior to the Company Stockholder Meeting, a Company Acquisition Proposal has been publicly announced, disclosed, or otherwise communicated or made known to the Company Board or to Company’s stockholders or any Person shall have publicly announced, disclosed or otherwise communicated or made known an intention (whether or not conditional) to make such a Company Acquisition Proposal, and in each such case in this clause (y), such Company Acquisition Proposal or intention has not been irrevocably withdrawn publicly, and (II) within twelve (12) months after the date of such termination referred to in this Section 9.3(b)(i), a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into a definitive agreement in respect of a Company Acquisition Proposal that is later consummated;

(B)           this Agreement is terminated by Parent pursuant to Sections 9.1(c)(ii); or

(C)           this Agreement is terminated by Company pursuant to Section 9.1(d)(iii);

then, in any such event, Company shall pay to Parent the Company Termination Fee, less any amount of Parent Expense Base Amount previously paid by Company; or

(ii)            this Agreement is terminated by Parent or Company pursuant to Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c)(i), then in any such event, Company shall pay to Parent an amount equal to the Parent Expense Base Amount;

it being understood that in no event shall Company be required to pay the Company Termination Fee or Parent Expense Base Amount on more than one occasion. Subject to Section 9.3(f) and(g), payment of the Company Termination Fee or Parent Expense Base Amount, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) at the time of consummation of any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i)(A), (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i)(B), (iii) at the time of termination, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i)(C) and as a condition to the effectiveness of such termination, as set forth in Section 9.1(d)(iii), and (iv) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days after receipt of documentation evidencing the Parent Expense Base Amount), in the case of the Parent Expense Base Amount payable pursuant to Section 9.3(b)(ii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or willful and material breach as expressly set forth in Section 9.2 and except as set forth in the provisos at the end of this sentence, in the event that the Company Termination Fee or Parent Expense Base Amount becomes payable, then payment to Parent of the Company Termination Fee or Parent Expense Base Amount shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Company, the Company Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Company Termination Fee or Parent Expense Base Amount no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby; provided, however, that the existence of the circumstances which could require the Company Termination Fee to become subsequently payable by Company pursuant to Section 9.3(b)(i)(A) shall not relieve Company of its obligations to pay the amounts pursuant to Section 9.3(b)(ii) in accordance with such Sections, and the payment by Company pursuant to Section 9.3(b)(ii) shall not relieve Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.3(b)(i)(A); and provided, further that, in the event that Company previously has made a payment pursuant to Section 9.3(b)(ii), the amount of such payment actually made to Parent shall be credited against any Company Termination Fee subsequently payable by Company pursuant to Section 9.3(b)(i)(A).

(c)            In the event that:

(i)             (A)          (I)(x) this Agreement is terminated by Parent or Company pursuant to Section 9.1(b)(i) or by Company pursuant to Section 9.1(d)(i), and after the date hereof and (in the case of termination pursuant to Section 9.1(d)(i)) prior to the breach giving rise to such right of termination, a Parent Acquisition Proposal (with, for all purposes of this Section 9.3(c)(i), all percentages included in the definition of “Parent Acquisition Proposal” increased to 50%) has been announced, disclosed, or otherwise communicated or made known (whether or not publicly) to the Parent Board or made known publicly to Parent’s shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make such a Company Acquisition Proposal, or (y) this Agreement is terminated by Parent or Company pursuant to Section 9.1(b)(iv), and prior to the Parent Shareholder Meeting, a Parent Acquisition Proposal has been publicly announced, disclosed or otherwise communicated or made known to the Parent Board or to Parent’s shareholders, or any Person shall have publicly announced, disclosed or otherwise communicated or made known an intention (whether or not conditional) to make such a Parent Acquisition Proposal, and in each such case in this clause (y), such Parent Acquisition Proposal or intention has not been irrevocably withdrawn publicly, and (II) within twelve (12) months after the date of such termination referred to in this Section 9.3(c)(i), a transaction in respect of a Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement in respect of a Parent Acquisition Proposal that is later consummated; or

(B)           this Agreement is terminated by Company pursuant to Section 9.1(d)(ii); or

(C)           this Agreement is terminated by Parent pursuant to Section 9.1(c)(iii);

then, in any such event, Parent shall pay to Company the Parent Termination Fee, less any amount of Company Expense Base Amount previously paid by Parent; or

(ii)            this Agreement is terminated by Parent or Company pursuant to Section 9.1(b)(iv) or by Company pursuant to Section 9.1(d)(i), then in any such event, Parent shall pay to Company an amount equal to the Company Expense Base Amount; provided, that Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees;

it being understood that in no event shall Parent be required to pay the Parent Termination Fee or the Company Expense Base Amount on more than one occasion. Subject to Section 9.3(d)and(e), payment of the Parent Termination Fee or Company Expense Base Amount, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) at the time of consummation of any transaction contemplated by a Parent Acquisition Proposal, in the case of a Parent Termination Fee payable pursuant to Section 9.3(c)(i)(A), (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Parent Termination Fee payable pursuant to Section 9.3(c)(i)(B), and (iii) at the time of termination, in the case of a Parent Termination Fee payable pursuant to Section 9.3(c)(i)(C) and as a condition to the effectiveness of such termination, as set forth in Section 9.1(c)(iii), and (iv) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days after receipt of documentation evidencing the Company Expense Base Amount), in the case of the payment of the Company Expense Base Amount payable pursuant to Section 9.3(c)(ii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or willful and material breach as expressly set forth in Section 9.2 and except as set forth in the provisos at the end of this sentence, in the event that the Parent Termination Fee or Company Expense Base Amount becomes payable, then payment to Company of the Parent Termination Fee or Company Expense Base Amount, shall be Company’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Parent, the Parent Subsidiaries and each of their respective former, current and future directors, trustees, officers, employees, agents, general and limited partners, managers, members, shareholders, stockholders, Affiliates and assignees and each former, current or future director, trustee, officer, employee, agent, general or limited partner, manager, member, shareholder, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Parent Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Parent Termination Fee or Parent Expense Base Amount no Parent Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby; provided, however, that the existence of the circumstances which could require the Parent Termination Fee to become subsequently payable by Parent pursuant to Section 9.3(c)(i)(A) shall not relieve Parent of its obligation to pay the Company Expense Base Amount pursuant to Section 9.3(c)(ii) in accordance with such Section, and the payment by Parent pursuant to Section 9.3(c)(ii), shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 9.3(c)(i)(A); and, provided further, that in the event that Parent previously has made a payment pursuant to Section 9.3(c)(ii), the amount of such payment actually made to Company shall be credited against any Parent Termination Fee subsequently payable by Parent pursuant to Section 9.3(c)(i)(A).

(d)            Each of Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Company fails promptly to pay any amounts due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 9.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Sections 9.3(b), from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made (the “Prime Rate”). If Parent fails promptly to pay any amounts due pursuant to Section 9.3(c), and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 9.3(c), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 9.3(c), from the date of termination of this Agreement at a rate per annum equal to the Prime Rate.

(e)            The “Parent Termination Fee” shall be an amount equal to the lesser of (i) $70,000,000 (the “Parent Base Amount”) and (ii)  the maximum amount, if any, that can be paid to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Company has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Company which was not Qualifying Income), in each case as determined by independent accountants engaged by Company. Notwithstanding the foregoing, in the event Company receives Tax Guidance providing that Company’s receipt of the Parent Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the Parent Termination Fee shall be an amount equal to the Parent Base Amount and Parent shall, upon receiving notice that Company has received the Tax Guidance, pay to Company the unpaid Parent Base Amount within five (5) Business Days. In the event that Company is not able to receive the full Parent Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow (the “Parent Termination Fee Escrow”) by wire transfer within three (3) days of the date when the Parent Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Company unless and until Company receives either one or a combination of the following once or more often: (i) subject to Company’s prior delivery to Parent of the Company Tax Accrual Opinion (as defined below) with respect to such escrow, a letter from Company’s independent accountants indicating the maximum amount that can be paid at that time to Company without causing Company to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Parent shall pay to Company the lesser of the unpaid Parent Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Parent has been notified thereof. The obligation of Parent to pay any unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date which is three (3) years from the date the Parent Termination Fee first becomes payable under Section 9.3(c). Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent. The “Company Tax Accrual Opinion” means an opinion of nationally recognized federal income tax counsel experienced in REIT Tax matters based on then applicable law and complying with the requirements of Treasury Regulations Section 1.856-7(c)(2) to the effect that the deposit into the Parent Termination Fee Escrow or the Company Expense Reimbursement Escrow, as applicable, should not cause Company to recognize income for U.S. federal income tax purposes for any Company taxable year in excess of the amount released from such escrow to Company in such taxable year.

(f)            The “Company Expense Reimbursement” shall be an amount equal to the lesser of (i) the Company Expense Reimbursement Base Amount and (ii) the maximum amount, if any, that can be paid to Company without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Company has 0.5% of its gross income of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Company which was not Qualifying Income), in each case as determined by independent accountants to Company. Notwithstanding the foregoing, in the event Company receives Tax Guidance providing that Company’s receipt of the Company Expense Reimbursement Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the Company Expense Reimbursement shall be an amount equal to the Company Expense Reimbursement Base Amount and Parent shall, upon receiving notice that Company has received the Tax Guidance, pay to Company the unpaid Company Expense Reimbursement Base Amount within five (5) Business Days. In the event that Company is not able to receive the full Company Expense Reimbursement Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow (the “Company Expense Reimbursement Escrow”) by wire transfer within three (3) days of the Company Expense Reimbursement first becomes payable under Section 9.3(c) and shall not release any portion thereof to Company unless and until Company receives either one or a combination of the following once or more often: (i) subject to Company’s prior delivery of the Company Tax Accrual Opinion with respect to such escrow, a letter from Company’s independent accountants indicating the maximum amount that can be paid at that time to Company without causing Company to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Parent shall pay to Company the lesser of the unpaid Company Expense Reimbursement Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Parent has been notified thereof. The obligation of Parent to pay any unpaid portion of the Company Expense Reimbursement shall terminate on the December 31 following the date which is three (3) years from the date the Company Expense Reimbursement first becomes payable under Section 9.3(c). Amounts remaining in escrow after the obligation of Parent to pay the Company Expense Reimbursement terminates shall be released to Parent.

(g)           The “Company Termination Fee” shall be an amount equal to the lesser of (i) $107,000,000 (the “Company Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing Parent to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parent has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which was not Qualifying Income), in each case as determined by independent accountants engaged by Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, Company shall place the unpaid amount in escrow (the “Company Termination Fee Escrow”) by wire transfer within three (3) days of the date when the Company Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) subject to Parent’s prior delivery to the Company of the Parent Tax Accrual Opinion (as defined below) with respect to such escrow, a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Company has been notified thereof. The obligation of Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is three (3) years from the date the Company Termination Fee first becomes payable under Section 9.3(b). Amounts remaining in escrow after the obligation of Company to pay the Company Termination Fee terminates shall be released to Company. The “Parent Tax Accrual Opinion” means an opinion of nationally recognized federal income tax counsel experienced in REIT Tax matters based on then applicable law and complying with the requirements of Treasury Regulations Section 1.856-7(c)(2) it is more likely than not that to the effect that the deposit into the Company Termination Fees Escrow or the Parent Expense Reimbursement Escrow, as applicable, would not cause Parent to recognize income for U.S. federal income tax purposes for any Parent taxable year in excess of the amount released from such escrow to Parent in such taxable year.

(h)           The “Parent Expense Reimbursement” shall be an amount equal to the lesser of (i) the Parent Expense Reimbursement Base Amount and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the REIT Requirements for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parent has 0.5% of its gross income of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which was not Qualifying Income), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Parent Expense Reimbursement Base Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements, the Parent Expense Reimbursement shall be an amount equal to the Parent Expense Reimbursement Base Amount and Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Parent Expense Reimbursement Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Parent Expense Reimbursement Base Amount due to the above limitations, Company shall place the unpaid amount in escrow (the “Parent Expense Reimbursement Escrow”) by wire transfer within three (3) days of the Parent Expense Reimbursement first becomes payable under Section 9.3(b) and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) subject to Parent’s prior delivery of the Parent Tax Accrual Opinion with respect to such escrow, a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Company shall pay to Parent the lesser of the unpaid Parent Expense Reimbursement Base Amount or the maximum amount stated in the letter referred to in (i) above within five (5) Business Days after Company has been notified thereof. The obligation of Company to pay any unpaid portion of the Parent Expense Reimbursement shall terminate on the December 31 following the date which is three (3) years from the date the Parent Expense Reimbursement first becomes payable under Section 9.3(b). Amounts remaining in escrow after the obligation of Company to pay the Parent Expense Reimbursement terminates shall be released to Company.

Section 9.4             Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Parent Board, respectively, at any time before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval and prior to the Effective Time; provided, that after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or, in the case of Parent, in accordance with the rules of NYSE requires the further approval of the stockholders of Company or shareholders of Parent without such further approval of such stockholders or shareholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

Section 9.5             Transfer Taxes. Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Stock, all Transfer Taxes.

Article 10

GENERAL PROVISIONS

Section 10.1           Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 10.2           Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery if delivered personally, sent by overnight courier (providing proof of delivery)

to the Parties or sent by facsimile or email of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice); provided that any notice, request or consent under Section 6.1 shall also be delivered to the individuals listed on Section 6.1 of the Parent Disclosure Letter and any notice, request or consent under Section 6.2 shall also be delivered to the individuals listed on Section 6.2 of the Company Disclosure Letter:

(a)            if to Company to:

Retail Properties of America, Inc.
2021 Spring Road, Suite 200

Oak Brook, IL 60523
Attn:       Steven P. Grimes, Chief Executive Officer

email:      *****
with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue

Boston, MA 02210
Attn:      Gilbert G. Menna

     Blake Liggio

email:   gmenna@goodwinlaw.com

                bliggio@goodwinlaw.com
Fax:         (617)-649-1496

(b)            if to Parent to:

Kite Realty Group Trust

30 S. Meridian Street, Suite 1100

Indianapolis, IN 46204
Attn:       John A. Kite, Chairman and Chief Executive Officer

      Heath R. Fear, Executive Vice President and Chief Financial Officer

email:    *****

       *****

Fax:        (317) 713-2764

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Attn:       David Bonser

Paul Manca
email:      david.bonser@hoganlovells.com

paul.manca@hoganlovells.com
Fax:         (202) 637-5910

Section 10.3           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5           Entire Agreement. This Agreement (including the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 10.6           No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article 3 (which, from and after the Effective Time, shall be for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time) and Section 7.6 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.7           Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.8           Governing Law. This Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or be related to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 10.9           Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction and forum of the Circuit Court for Baltimore City (Maryland) or, if that court does not have jurisdiction, to the United Stated District Court for the State of Maryland, Northern Division (the “Maryland Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement, (b) to request and/or consent to the assignment of any dispute arising out of this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement to the Business and Technology Case Management Program of the Circuit Court for Baltimore City (Maryland), (c) that it will not attempt to deny or defeat such jurisdiction or forum by motion or other request for leave from any such court, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Courts, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties agrees, that service of process may be made within or outside the State of Maryland, and agree that service of process on such Party at the address referred to in Section 10.2 (or such other address as may be specified in accordance with Section 10.2) by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service shall be deemed effective service of process. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.10         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 10.11         Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.12         Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13         Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

KITE REALTY GROUP TRUST

By:	/s/ John A. Kite
	Name:	John A. Kite
	Title:	Chairman and Chief Executive Officer

KRG OAK, LLC

By:	/s/ John A. Kite
	Name:	John A. Kite
	Title:	President

RETAIL PROPERTIES OF AMERICA, INC.

By:	/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Exhibit 3.1

Third Amendment to Second Amended and Restated Bylaws of Kite Realty Group Trust

On July 18, 2021, the Board of Trustees of Kite Realty Group Trust approved and adopted the following amendment to the Company’s Second Amended and Restated Bylaws (as amended, the “Bylaws”):

1.	The Bylaws are hereby amended by adding, after Article XIII, the following new Article XIV:

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Trust consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought in the right or on behalf of the Trust, (c) any action asserting a claim of breach of any duty owed by any trustee, officer, employee or agent of the Trust to the Trust or to the shareholders of the Trust, (d) any action asserting a claim against the Trust or any trustee, officer, employee or agent of the Trust arising pursuant to any provision of the Maryland REIT Law, the Declaration of Trust or these Bylaws or (e) any action asserting a claim against the Trust or any trustee, officer, employee or agent of the Trust that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Trust consents in writing to such court.

Unless the Trust consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.